UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40618

Stevanato Group S.p.A.

(Translation of registrant’s name into English)

Via Molinella 17

35017 Piombino Dese – Padua

Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F ☒ Form 40-F ☐

Stevanato Group S.p.A.

Interim report

for the three and the nine months ended September 30, 2025

INTRODUCTION

The financial information of Stevanato Group included in this Interim Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro”, “EUR” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars”, “USD” and “$” refer to the currency of the United States of America (the “United States”).

Certain totals in the tables included in this document may not add due to rounding. The financial data in the Management Discussion and Analysis of Financial Condition and Results of Operations is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in Euro.

This Interim Report is unaudited.

i

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report on Form 6-K contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Stevanato Group S.p.A. (“we”, “our”, “us”, “Stevanato Group”, the “Company” and, together with its subsidiaries, the “Group”). These forward-looking statements include, or may include, words such as “anticipate,” "assumes," "believe," "derive," "drive," "estimated," "forecast," "foreseeable," "future," "growing," "increase," "may," "plan," “potential,” “remain,” “to be,” “will,” "would," and other similar terminology. Forward-looking statements contained in this report include, but are not limited to, statements about: our future financial performance, including our revenue, operating expenses and our ability to maintain profitability and operational and commercial capabilities; our expectations regarding the development of our industry and the competitive environment in which we operate; the expansion of our plants and sites, and our expectations related to our capacity expansion; the global supply chain and our committed orders; customer demand and customers' ability to destock higher inventories accumulated during the COVID-19 pandemic; our expectation that most of the tariff-related costs will be absorbed by customers; the success of our initiatives to optimize the industrial footprint, harmonize processes and enhance supply chain and logistics strategies; our geographical and industrial footprint; and our goals, strategies and investment plans. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Stevanato Group's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global and domestic economic and political conditions, inflation, the impact of the conflict between Russia and Ukraine, the evolving events in Israel and Gaza, supply chain and logistical challenges and other negative developments in Stevanato Group’s business or unfavorable legislative or regulatory developments. The following are some of the factors that could cause our actual results to differ materially from those expressed in or underlying our forward-looking statements: (i) our product offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation; (ii) we must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors to remain competitive; (iii) if we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected; (iv) we are highly dependent on our management and employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth; (v) our business, financial condition and results of operations depend upon maintaining our relationships with suppliers and service providers; (vi) our business, financial condition and results of operations depend upon the availability and price of high-quality materials and energy supply and our ability to contain production costs; (vii) significant interruptions in our operations could harm our business, financial condition and results of operations; (viii) as a consequence of the COVID-19 pandemic, sales of vials to and for vaccination programs globally increased resulting in a revenue growth acceleration. The demand for such products may fluctuate, as the need for COVID-19 related solutions continue to decline; (ix) our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows; (x) our business, financial condition and results of operations may be impacted by our ability to successfully expand capacity to meet customer demand; (xi) the loss of a significant number of customers or a reduction in orders from a significant number of customers, including through destocking initiatives or lack of transparency of our products held by customers, could reduce our sales and harm our financial performance; (xii) we may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors; (xiii) our global operations are subject to international market risks that may have a material effect on our liquidity, financial condition, results of operations and cash flows; (xiv) we are required to comply with a wide variety of laws and regulations and are subject to regulation by various federal, state and foreign agencies; (xv) given the relevance of our activities in the healthcare sector, investments by non-Italian entities in the Company, as well as certain asset disposals by the Company, may be subject to the prior authorization of the Italian Government (so called "golden powers"); (xvi) if relations between China and the U.S. deteriorate (including in connection with the current trade policy of the U.S. government), our business in the U.S. and China could be materially and adversely affected; (xvii) the U.S. government recently imposed tariffs on certain products manufactured in several jurisdictions, including China and the European Union, and has made announcements regarding the potential imposition of tariffs on other jurisdictions. Such tariffs as well as other trade policies that the U.S. government may implement in the future and the restrictive trade measures that other countries may adopt in response thereto, could adversely affect our business by making it more difficult or costly to trade goods between different jurisdictions; (xviii) cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements; (xix) our trade secrets may be misappropriated or disclosed, and confidentiality agreements with directors, employees and third parties may not adequately prevent disclosure of trade secrets and protect other proprietary information; (xx) if we are unable to obtain and maintain patent protection for our technology, products and potential products, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets; (xxi) we depend in part on proprietary technology licensed from others, and if we lose our existing licenses or are unable to acquire or license additional proprietary rights from third parties, we may not be able to continue developing our potential products; and (xxii) we are obligated to maintain proper and effective internal controls over financial reporting. Our internal controls were not effective for the year ended December 31, 2024, and in the future may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares. This list is not exhaustive. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

ii

These forward-looking statements speak only as at their dates. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, the Company cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements.

For a description of certain additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, refer to the risk factors discussed under “Risk Factors” below and “Item 3D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission on March 6, 2025.

iii

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AT AND FOR THE THREE AND THE NINE MONTHS ENDED SEPTEMBER 30, 2025

Stevanato Group S.p.A.

Interim consolidated income statement

for the three and the nine months ended September 30, 2025 and 2024

(Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
		2025	2024	2025	2024
		(EUR thousand)		(EUR thousand)
	Notes
Revenue	9	303,167	277,867	839,800	773,441
Cost of sales	10	214,667	203,423	602,823	569,276
Gross Profit		88,500	74,444	236,977	204,165

Other operating income	11	2,717	1,275	4,770	3,559
Selling and marketing expenses	12	7,065	5,769	20,346	18,950
Research and development expenses	12	7,648	6,609	19,624	26,103
General and administrative expenses	12	23,783	22,315	73,060	68,386
Operating Profit		52,721	41,026	128,717	94,285

Finance income	13	466	2,136	13,916	8,192
Finance expense	14	4,060	2,373	19,289	6,840
Profit Before Tax		49,127	40,789	123,344	95,637

Income taxes	15	13,065	10,768	31,065	26,181
Net Profit		36,062	30,021	92,279	69,456

Net Profit attributable to:
Equity holders of the parent		36,064	30,026	92,284	69,465
Non-controlling interests		(2)	(5)	(5)	(9)
		36,062	30,021	92,279	69,456

Earnings per share
Basic earnings per ordinary share (in EUR)	16	0.13	0.11	0.34	0.26
Diluted earnings per ordinary share (in EUR)	16	0.13	0.11	0.34	0.26

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statement of comprehensive income

for the three and the nine months ended September 30, 2025 and 2024

(Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
		2025	2024	2025	2024
		(EUR thousand)		(EUR thousand)
	Notes
Net Profit		36,062	30,021	92,279	69,456

Gains/(losses) from remeasurement of employee defined benefit plans		(6)	(112)	139	164
Tax effect relating to those components of OCI		—	8	(9)	(11)
Other comprehensive income/(loss) that will not be classified subsequently to profit or loss		(6)	(104)	130	153

Exchange difference on translation of foreign operations	25	2,662	(31,858)	(46,684)	(36,962)
Changes in the fair value of cash flow hedging instruments		837	(612)	967	(1,380)
Changes in the time value element - cost of hedge		(38)	(167)	46	(228)
Tax effect relating to those components of OCI		(204)	141	(302)	356
Other comprehensive income that might be classified subsequently to profit or loss		3,257	(32,496)	(45,973)	(38,214)

Total other comprehensive income, net of tax		3,251	(32,600)	(45,843)	(38,061)

Total Comprehensive Income		39,313	(2,579)	46,436	31,395

Attributable to:
Equity holders of the parent		39,315	(2,574)	46,441	31,404
Non-controlling interests		(2)	(5)	(5)	(9)
		39,313	(2,579)	46,436	31,395

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statement of financial position

at September 30, 2025 and at December 31, 2024

(Unaudited)

		At September 30,	At December 31,
		2025	2024
		(EUR thousand)
Assets	Notes
Non-current assets
Goodwill		49,983	49,983
Intangible assets	17	33,513	33,590
Right of use assets	19	12,899	15,736
Property, plant and equipment	18	1,317,281	1,248,402
Financial assets - investments FVTPL		113	200
Other non-current financial assets	20	13,348	5,441
Deferred tax assets	15	102,395	95,344
		1,529,532	1,448,696
Current assets
Inventories	21	274,692	245,217
Contract assets	22	182,698	168,515
Trade receivables	22	266,824	295,951
Other current financial assets	20	7,759	1,329
Tax receivables	23	10,488	17,440
Other receivables	24	28,681	53,179
Cash and cash equivalents		113,333	98,270
		884,475	879,901
Non-current assets held for sale		—	222
		884,475	880,123
Total assets		2,414,007	2,328,819
Equity and liabilities
Equity
Share capital	25	22,232	22,232
Reserves and retained earnings	25	1,322,729	1,264,329
Net profit attributable to equity holders of the parent	25	92,284	117,778
Equity attributable to equity holders of the parent		1,437,245	1,404,339
Non-controlling interests	25	41	46
Total equity		1,437,286	1,404,385

Non-current liabilities
Non-current financial liabilities	26	368,086	317,678
Employees benefits	28	6,686	7,163
Non-current provisions	30	2,902	2,793
Deferred tax liabilities	15	13,252	12,560
Non-current advances from customers	33	63,213	44,046
Other non-current liabilities	31	55,159	62,720
		509,298	446,960
Current liabilities
Current financial liabilities	26	85,263	116,927
Current provisions	30	4,896	4,139
Trade payables	32	210,400	231,020
Contract liabilities	33	7,974	16,545
Advances from customers	33	38,014	16,622
Tax payables	23	43,093	25,431
Other current liabilities	32	77,783	66,790
		467,423	477,474
Total liabilities		976,721	924,434
Total equity and liabilities		2,414,007	2,328,819

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statements of changes in equity

for the nine months ended September 30, 2025 and 2024

(Unaudited)

	Notes	Share capital	Share premium reserve	Treasury shares reserve	Cash flow hedge reserve	Cost of hedging reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
		(EUR thousand)
At January 1, 2025		22,232	559,565	(27,148)	(1,029)	(90)	(53)	(12,578)	863,440	1,404,339	46	1,404,385
Other comprehensive income	25	—	—	—	676	35	130	(46,684)	—	(45,843)	—	(45,843)
Net profit	25	—	—	—	—	—	—	—	92,284	92,284	(5)	92,279
Total comprehensive income		—	—	—	676	35	130	(46,684)	92,284	46,441	(5)	46,436
Dividends	25	—	—	—	—	—	—	—	(14,737)	(14,737)	—	(14,737)
Share-based incentive plans	25	—	—	69	—	—	—	—	1,064	1,133	—	1,133
Other	25	—	—	—	—	—	—	—	69	69	—	69
Total effects		—	—	69	—	—	—	—	(13,604)	(13,535)	—	(13,535)
At September 30, 2025		22,232	559,565	(27,079)	(353)	(55)	77	(59,262)	942,120	1,437,245	41	1,437,286

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

	Notes	Share capital	Share premium reserve	Treasury shares reserve	Cash flow hedge reserve	Cost of hedging reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
		(EUR thousand)
At January 1, 2024		21,698	389,312	(27,233)	2,241	(83)	(287)	(10,976)	757,859	1,132,531	115	1,132,646
Other comprehensive income		—	—	—	(1,078)	(173)	153	(36,963)	—	(38,061)	—	(38,061)
Net profit		—	—	—	—	—	—	—	69,465	69,465	(9)	69,456
Total comprehensive income		—	—	—	(1,078)	(173)	153	(36,963)	69,465	31,404	(9)	31,395
Dividends		—	—	—	—	—	—	—	(14,457)	(14,457)	—	(14,457)
Change in the consolidated group		—	—	—	—	—	—	—	56	56	(56)	—
Capital increase	25	534	174,376	—	—	—	—	—	—	174,910	—	174,910
Accessory costs to capital increase	25	—	(5,425)	—	—	—	—	—	—	(5,425)	—	(5,425)
Taxes relating to capital increase costs	25	—	1,302	—	—	—	—	—	—	1,302	—	1,302
Share-based incentive plans	25	—	—	85	—	—	—	—	1,801	1,886	—	1,886
Other	25	—	—	—	—	—	—	—	40	40	—	40
Total effects		534	170,253	85	—	—	—	—	(12,560)	158,313	(56)	158,257
At September 30, 2024		22,232	559,565	(27,148)	1,163	(256)	(134)	(47,939)	814,764	1,322,247	49	1,322,296

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statements of cash flows

for the nine months ended September 30, 2025 and 2024

(Unaudited)

		For the nine months ended September 30,
		2025	2024
		(EUR thousand)
	Notes
Operating activities
Profit before tax		123,344	95,637
Adjustments:
- depreciation and impairment of property, plant and equipment	18	53,781	49,409
- amortization of intangible assets and right of use assets	17, 19	10,191	11,539
- allowance for doubtful accounts		182	275
- net interest expense		4,283	2,475
-(gain) from the disposal of non-current assets		(72)	(112)
Change in other provisions		4,305	2,081
Change in employee benefits		(347)	111
Other non-cash expenses, net		8,412	(13,786)
Working capital changes:
- inventories and contract assets		(51,921)	(28,013)
- trade receivables and other assets		49,395	26,367
- trade payables, contract liabilities, advances and other liabilities		10,021	(16,668)
Interest paid		(4,924)	(3,795)
Interest received		1,189	1,724
Income tax paid		(15,869)	(15,103)
Net Cash Flows from operating activities		191,970	112,141
Cash Flow from investing activities
Purchase of property, plant and equipment	18	(174,409)	(213,718)
Proceeds from sale of property plant and equipment	18	1,627	3,133
Purchase of intangible assets	17	(6,031)	(8,666)
Proceeds from investments in financial assets		248	247
Acquisition of a subsidiary		—	(175)
Net Cash Flows used in investing activities		(178,565)	(219,179)
Cash Flow from financing activities
Net proceeds from follow on offering of ordinary shares		—	169,772
Dividends paid	25	(14,737)	(14,457)
Payment of principal portion of lease liabilities		(4,592)	(4,901)
Proceeds from borrowings	26	120,000	100,171
Repayments of borrowings	26	(95,797)	(133,683)
Net Cash Flows (used in)/ from financing activities		4,874	116,902

Net change in cash and cash equivalents		18,279	9,864
Net foreign exchange differences on cash and cash equivalents		(3,216)	(1,470)
Cash and cash equivalents at January 1		98,270	69,602
Cash and cash equivalents at September 30		113,333	77,996

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Unaudited)

1.
Corporate information

Stevanato Group S.p.A. (herein referred to as the “Company” and together with its subsidiaries the “Group”) is headquartered in Italy and its registered office is located at via Molinella 17, Piombino Dese (Padova, Italy). The Group is active in the design, production and distribution of products and processes to provide integrated solutions for the bio-pharma and healthcare industries, leveraging on regular investment and the selected acquisition of skills and new technologies to maintain and enhance its status as a global leader in the bio-pharma industry. Principal products are containment solutions, drug delivery systems, medical devices, diagnostic and analytical services, visual inspection machines, assembling and packaging machines, and glass forming machines.

The Group has 13 manufacturing plants, including: (i) ten production plants for manufacturing and assembly of bio-pharma and healthcare products (in Italy, Germany, Slovakia, Brazil, Mexico, China, United States), and (ii) three plants for the production of machinery and equipment (in Italy and Denmark). In addition to the manufacturing plants the Group has two sites for analytical services (in Italy and United States) and two commercial sites (in Japan and India, which was incorporated on February 23, 2025). The Group is expanding its global capacity primarily for its high-value solutions products in Italy and the United States. In Latina, the Group launched commercial production in 2023, and the site is currently ramping its production for high-value syringes. The Group is preparing for the next phase of ready-to-use cartridge production with commercial activities expected in 2026 in Latina. In the United States, the Group is advancing the build out of its new EZ-fill® manufacturing hub in Fishers, Indiana. In late 2023, the Group launched customer validations, which are expected to continue into 2026, and in the third quarter of 2024 the Group initiated commercial production in Fishers. The Group will continue to install, validate, and commercialize additional manufacturing lines in Fishers throughout 2025 and 2026. The Fishers hub is also preparing the equipment for device contract manufacturing activities which are expected to be commercially available at the end of 2026. The global footprint allows the Group to sell products and provide services in approximately 70 countries worldwide.

Stevanato Group S.p.A. is controlled by Stevanato Holding S.r.l. which holds 73.73% of its share capital.

On July 16, 2021, Stevanato Group began trading on the New York Stock Exchange under the symbol "STVN".

2.
Authorization of Unaudited Interim Condensed Consolidated Financial Statements and compliance with international financial reporting standards

These Unaudited Interim Condensed Consolidated Financial Statements of Stevanato Group S.p.A. were authorized for issuance on November 5, 2025 and have been prepared in accordance with IAS 34 - Interim Financial Reporting. These Unaudited Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2024 (the “Consolidated Financial Statements”), which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). The accounting policies adopted are consistent with those used at December 31, 2024, except as described in Note 3 - Basis of preparation for the Unaudited Interim Condensed Consolidated Financial Statements “New standards, amendments and interpretations”.

3.
Basis of preparation for Unaudited Interim Condensed Consolidated Financial Statements

The preparation of the Unaudited Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities as well as disclosures of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Unaudited Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

Impairment tests of non-current assets (including goodwill and assets with an indefinite useful life for which impairment tests are performed for the preparation of the annual Consolidated Financial Statements) are not performed for the preparation of the Unaudited Interim Condensed Consolidated Financial Statements unless impairment indicators have been identified.

The actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations or significant plan amendments, curtailments or settlements. IAS 34 also requires the disclosure of the nature and amount of items affecting net income that are unusual due to their nature, size or significance.

These Unaudited Interim Condensed Consolidated Financial Statements include the interim condensed consolidated income statement, the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of financial position, the interim condensed consolidated statement of changes in equity, the interim condensed consolidated cash flow statement and the accompanying condensed notes. The Unaudited Interim Condensed Consolidated Financial Statements are presented in Euro, which is the functional and presentation currency of the Company, and amounts are stated in thousands of Euros, unless otherwise indicated.

The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Company’s management considers that there are currently no material uncertainties that may cast significant doubts over this assumption. Management has formed a judgment that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than one year after the date the financial statements are approved to be issued.

As the Group is not including the full set of disclosures, as required in a complete set of financial statements, the interim financial statements of the Group are regarded as ‘condensed’, as per IAS 34.

Starting in 2025, the Group elected to present gains and losses arising from the change in foreign currency exchange rates on a net basis in the Interim Consolidated Income Statements as the Group believes that this presentation provides more relevant information. This information was previously presented on a gross basis with foreign currency exchange rate gains included in finance income while foreign currency exchange rate losses were included in finance expense. In order to ensure comparability between periods, the Group has reclassified finance income and finance expenses for the three and the nine months ended September 30, 2024.

New standards, amendments and interpretations

The accounting policies adopted in the preparation of the Unaudited Interim Condensed Consolidated Financial Statements are consistent with those followed in the preparation of the Consolidated Financial Statements for the year ended December 31, 2024, except for the adoption of new standards and amendments effective from January 1, 2025. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The following amendments and new standards effective from January 1, 2025 were adopted for the first time in 2025 and did not have a material impact on the Unaudited Interim Condensed Consolidated Financial Statements of the Group:

In August 2023, the IASB issued amendments to IAS 21 — The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability, to clarify how an entity has to apply a consistent approach to assessing whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide. These amendments became effective on or after January 1, 2025.

The standards, amendments and interpretations issued by the IASB that will have mandatory application in 2026 or subsequent years are listed below:

In April 2024, the IASB issued the new standard IFRS 18 — Presentation and Disclosure in Financial Statements, with the aim to give investors more transparent and comparable information about companies' financial performance through the introduction of three sets of new requirements: improved comparability in the income statement; enhanced transparency of management-defined performance measures; more useful grouping of information in the financial statements. The new standard will affect all companies using IFRS Accounting Standards and will replace IAS 1 — Presentation of Financial Statements (while some of its requirements will be carried forward in IFRS 18). The standard is effective on or after January 1, 2027 but early adoption is possible. The Group is currently assessing the impacts from the adoption of this standard.

In May 2024, the IASB issued amendments to IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments-Disclosure,

with the aim to set financial liabilities using an electronic payment system and to assess contractual cash flow characteristics of financial assets, including those with environmental, social and governance (ESG)-linked features. They also amended disclosure requirements relating to investments in equity instruments designated at fair value through other comprehensive income and added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, but early adoption is possible. The Group is currently assessing the impacts from the adoption of this standard.

In July 2024, the IASB published 'Annual Improvements to IFRS Accounting Standards — Volume 11'. It contains amendments to five standards as a result of the IASB's annual improvements project (IFRS 1 — First-time Adoption of International Financial Reporting Standards, IFRS 7 — Financial Instruments: Disclosures, IFRS 9 — Financial Instruments, IFRS 10 — Consolidated Financial Statements, IAS 7 — Statement of Cash Flows). The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.

4.
Scope of consolidation

Stevanato Group S.p.A. is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s operating companies. The only change in the scope of consolidation for the nine months ended September 30, 2025 compared to previous periods presented in this Unaudited Interim Condensed Consolidated Financial Statements is related to the inclusion of Stevanato India Private Limited, incorporated on February 23, 2025.

Subsidiaries

The Unaudited Interim Condensed Consolidated Financial Statements of the Group include the following companies controlled by the parent company Stevanato Group S.p.A. directly or indirectly through the subsidiaries Stevanato Group International a.s. and Balda Medical GmbH.:

				% equity interest
Name	Segment	Description	Country of incorporation	September 30, 2025	December 31, 2024
Nuova Ompi S.r.l.	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions and development of integrated solutions for the pharmaceutical industry	Italy	100%	100%
Spami S.r.l.	Engineering	Production plant and machinery	Italy	100%	100%
Perugini S.r.l. (*)	Engineering	Production of consumables and mechanical components for industrial machines	Italy	-	100%
Stevanato Group International a.s.	Holding	Service/ Subholding company	Slovakia	100%	100%
Medical Glass a.s.	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	Slovakia	99.74%	99.74%
Ompi N.A. S. de RL de CV	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	Mexico	100%	100%
Ompi of America inc.	Biopharmaceutical and Diagnostic Solutions	Production and sale of drug containment solutions and analytical services	USA	100%	100%
Ompi do Brasil I. e C. de Em. Far. Ltda	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	Brazil	100%	100%
Ompi Pharm. Packing Techn. Co. Ltd	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	China	100%	100%
Stevanato Group Denmark A/S	Engineering	Production plant and machinery	Denmark	100%	100%
Medirio SA en liquidation	Biopharmaceutical and Diagnostic Solutions	Dormant company	Switzerland	100%	100%
Balda Medical Gmbh	Biopharmaceutical and Diagnostic Solutions	Production of in-vitro diagnostic solutions	Germany	100%	100%
Balda C. Brewer Inc.	Biopharmaceutical and Diagnostic Solutions	Production of in-vitro diagnostic solutions	USA	100%	100%
Balda Precision Inc.	Biopharmaceutical and Diagnostic Solutions	Production metal components	USA	100%	100%
Ompi of Japan Co., Ltd.	Biopharmaceutical and Diagnostic Solutions	Sale of drug containment solutions	Japan	100%	100%
Stevanato India Private Limited	Biopharmaceutical and Diagnostic Solutions	Sale of drug containment solutions	India	100%	-

*The merger of Perugini S.r.l. into Spami S.r.l. was completed and effective on January 1, 2025.

Non-controlling interests

The equity and the net profit attributable to non-controlling interests at September 30, 2025 relate to Medical Glass a.s. in which the Group holds a 99.74% interest.

5.
Financial Risk Factors

The Group is exposed to the following financial risks connected with its operations:

•
financial market risk, mainly related to foreign currency exchange rates and interest rates;
•
liquidity risk, mainly related to difficulties in meeting the obligations associated with financial liabilities that are settled in cash or other financial assets, and to the availability of funds and access to the credit market, should the Group require it, and to financial instruments in general;
•
credit risk, arising both from its normal commercial relations with customers, and its financing activities;
•
commodity risk, arising from the fluctuation in commodities prices, driven by external market factors, especially for natural gas and electricity. Such fluctuations in commodities price can cause significant business challenges that can, in turn, affect production costs, product pricing, margins and cash flows, value of assets and liabilities.

These risks could significantly affect the Group’s financial position, results of operations and cash flows. Therefore, the Group identifies and monitors these risks to identify potential negative effects in advance and takes action to mitigate them, primarily through its operating and financing activities and, if required, through the use of derivative financial instruments.

The Unaudited Interim Condensed Consolidated Financial Statements do not include all the information and notes on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 39 of the Consolidated Financial Statements at and for the year ended December 31, 2024.

6.
Foreign currency exchange

The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

COUNTRY	ISO CODE	Average for the nine months ended September 30,	At September 30,	Average for the nine months ended September 30,	At September 30,	At December 31,
		2025	2025	2024	2024	2024
CHINA	CNY	8.0745	8.3591	7.8248	7.8511	7.5833
UNITED STATES	USD	1.1188	1.1741	1.0871	1.1196	1.0389
MEXICO	MXN	21.7927	21.5314	19.2951	21.9842	21.5504
DENMARK	DKK	7.4617	7.4649	7.4589	7.4560	7.4578
BRAZIL	BRL	6.3187	6.2432	5.6978	6.0504	6.4253
SWITZERLAND	CHF	0.9393	0.9364	0.9581	0.9439	0.9412
JAPAN	JPY	165.6325	173.7600	164.2864	159.8200	163.0600
INDIA	INR	96.8089	104.2548	90.6822	93.8130	88.9335

7.
Seasonality of operations

The Group is not impacted by seasonality.

8.
Segment Information

Management identifies two operating segments, based on the internal organization and reporting structure of the Group. The criteria used to identify the Group’s operating segments are consistent with the way the chief operating decision-maker (identified as the Chief Executive Officer of Stevanato Group S.p.A.) assigns resources and monitors performance. The two operating segments are:

•
Biopharmaceutical and Diagnostic Solutions, which includes the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents (such as vials, cartridges, syringes and drug delivery systems like pen injectors, auto injectors and wearables), as well as the production of diagnostic consumables. This segment deals mainly with the development and manufacturing of Drug Containment Solutions (DCS), In-Vitro Diagnostic Solutions (IVD) and Drug Delivery Systems (DDS). The business model is complex and requires constant cooperation with each customer for the development of the specific products they need, and it is based on sophisticated technical and industrial processes. This segment also delivers analytical and regulatory support services focused on investigating the physiochemical properties of primary packaging materials and components and studying the interactions between drug containment solutions and the drugs they will contain;
•
Engineering, which includes the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (assembly, visual inspection, packaging and serialization and glass converting). The Engineering segment designs, develops and produces equipment and machinery for our internal use and for external customers. The Group assembles equipment and machinery and develops the software necessary for its functioning in addition to working closely with the customers to install the machinery and equipment in their production sites, ensuring that the machines are correctly calibrated and properly functioning. The after-sales services mainly consist of providing spare parts for our machinery and equipment as well as maintenance activity on the machines sold.

The operating segments described above are also identified as reportable segments.

	For the three months ended September 30, 2025
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External customers	266,744	36,423	303,167	—	303,167
Inter-segment	744	26,882	27,626	(27,626)	—
Revenue	267,488	63,305	330,793	(27,626)	303,167
Cost of sales	181,762	56,718	238,480	(23,813)	214,667
Gross Profit	85,726	6,587	92,313	(3,813)	88,500

Other operating income	2,646	—	2,646	71	2,717
Selling and marketing expenses	6,481	982	7,463	(398)	7,065
Research and development expenses	4,534	3,223	7,757	(109)	7,648
General and administrative expenses	18,369	3,049	21,418	2,365	23,783
Operating Profit	58,988	(667)	58,321	(5,600)	52,721

of which amortization and depreciation	20,822	942	21,764	14	21,778

	For the three months ended September 30, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External customers	233,024	44,843	277,867	—	277,867
Inter-segment	1,840	48,557	50,397	(50,397)	—
Revenue	234,864	93,400	328,264	(50,397)	277,867
Cost of sales	168,994	78,791	247,785	(44,362)	203,423
Gross Profit	65,870	14,609	80,479	(6,035)	74,444

Other operating income	1,051	33	1,084	191	1,275
Selling and marketing expenses	5,304	765	6,069	(300)	5,769
Research and development expenses	5,577	996	6,573	36	6,609
General and administrative expenses	16,333	3,430	19,763	2,552	22,315
Operating Profit	39,707	9,451	49,158	(8,132)	41,026

of which amortization and depreciation and impairment of PPE	17,017	867	17,884	551	18,435

	For the nine months ended September 30, 2025
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External customers	731,118	108,682	839,800	—	839,800
Inter-segment	1,996	96,999	98,995	(98,995)	—
Revenue	733,114	205,681	938,795	(98,995)	839,800
Cost of sales	501,929	186,537	688,466	(85,643)	602,823
Gross Profit	231,185	19,143	250,328	(13,352)	236,977

Other operating income	4,916	—	4,916	(146)	4,770
Selling and marketing expenses	18,012	2,370	20,382	(36)	20,346
Research and development expenses	14,821	4,839	19,660	(36)	19,624
General and administrative expenses	55,952	9,484	65,436	7,624	73,060
Operating Profit	147,316	2,451	149,767	(21,050)	128,717

of which amortization and depreciation	61,080	2,375	63,455	517	63,972

	For the nine months ended September 30, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External customers	654,322	119,119	773,441	—	773,441
Inter-segment	2,996	131,187	134,183	(134,183)	—
Revenue	657,318	250,306	907,624	(134,183)	773,441
Cost of sales	475,680	214,111	689,791	(120,515)	569,276
Gross Profit	181,638	36,195	217,833	(13,668)	204,165

Other operating income	3,402	90	3,492	67	3,559
Selling and marketing expenses	16,816	2,684	19,500	(550)	18,950
Research and development expenses	18,267	6,447	24,714	1,389	26,103
General and administrative expenses	49,793	10,440	60,233	8,153	68,386
Operating Profit	100,164	16,714	116,878	(22,593)	94,285

of which amortization and depreciation and impairment of PPE	57,328	2,931	60,259	689	60,948

Inter-segment revenue and costs are eliminated upon consolidation and reflected in the “adjustments, elimination and unallocated items” column. The most relevant adjustment in revenue relates to the sales of the equipment manufactured by the Engineering segment for use by the Biopharmaceutical and Diagnostic Solutions segment. “Adjustments, elimination and unallocated items” also includes some corporate residual costs not allocated to the Biopharmaceutical and Diagnostic Solutions segment and the Engineering segment.

The reconciliation from total segments operating profit to consolidated profit before tax is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
	(EUR thousand)
Segments Operating Profit	58,321	49,158	149,767	116,878
Finance income	466	2,136	13,916	8,192
Finance expense	4,060	2,373	19,289	6,840
Inter-segment elimination and unallocated items	(5,600)	(8,132)	(21,050)	(22,593)
Profit Before Tax	49,127	40,789	123,344	95,637

For the nine months ended September 30, 2025, the Group served a customer who constituted 12.6% of consolidated revenue, equal to approximately EUR 105.5 million, realized in the Biopharmaceutical and Diagnostic Solutions segment.

For the nine months ended September 30, 2024, the Group served a customer who constituted 12.2% of consolidated revenue, equal to approximately EUR 94.1 million, realized both in the Biopharmaceutical and Diagnostic Solutions segment and in the Engineering segment.

9.
Revenue from contracts with customers

Disaggregated revenue information

The table below shows the disaggregation of the Group’s revenue from contracts with external customers:

	For the three months ended September 30, 2025
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods and services
Revenue from high-value solutions	147,937	—	147,937
Revenue from other containment and delivery solutions	118,808	—	118,808
Revenue from engineering	—	36,423	36,423
Total revenue from contracts with customers	266,744	36,423	303,167

Geographical markets
EMEA	145,885	29,618	175,503
APAC	22,757	2,174	24,931
North America	89,964	3,520	93,484
South America	8,138	1,111	9,249
Total revenue from contracts with customers	266,744	36,423	303,167

Timing of revenue recognition
Goods and services transferred at a point in time	257,045	6,166	263,211
Goods and services transferred over time	9,699	30,257	39,956
Total revenue from contracts with customers	266,744	36,423	303,167

	For the three months ended September 30, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods and services
Revenue from high-value solutions	100,432	—	100,432
Revenue from other containment and delivery solutions	132,591	—	132,591
Revenue from engineering	—	44,844	44,844
Total revenue from contracts with customers	233,023	44,844	277,867

Geographical markets
EMEA	142,807	34,017	176,824
APAC	21,136	3,978	25,114
North America	62,486	6,601	69,087
South America	6,594	248	6,842
Total revenue from contracts with customers	233,023	44,844	277,867

Timing of revenue recognition
Goods and services transferred at a point in time	221,272	5,599	226,871
Goods and services transferred over time	11,751	39,245	50,996
Total revenue from contracts with customers	233,023	44,844	277,867

	For the nine months ended September 30, 2025
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods and services
Revenue from high-value solutions	375,012	—	375,012
Revenue from other containment and delivery solutions	356,106	—	356,106
Revenue from engineering	—	108,682	108,682
Total revenue from contracts with customers	731,118	108,682	839,800

Geographical markets
EMEA	421,103	78,952	500,055
APAC	60,829	8,705	69,534
North America	227,981	18,820	246,801
South America	21,205	2,205	23,410
Total revenue from contracts with customers	731,118	108,682	839,800

Timing of revenue recognition
Goods and services transferred at a point in time	705,711	19,751	725,462
Goods and services transferred over time	25,407	88,931	114,338
Total revenue from contracts with customers	731,118	108,682	839,800

	For the nine months ended September 30, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods and services
Revenue from high-value solutions	291,752	—	291,752
Revenue from other containment and delivery solutions	362,570	—	362,570
Revenue from engineering	—	119,119	119,119
Total revenue from contracts with customers	654,322	119,119	773,441

Geographical markets
EMEA	398,440	77,996	476,436
APAC	55,070	9,856	64,926
North America	181,804	27,718	209,522
South America	19,008	3,549	22,557
Total revenue from contracts with customers	654,322	119,119	773,441

Timing of revenue recognition
Goods and services transferred at a point in time	628,131	16,571	644,702
Goods and services transferred over time	26,191	102,548	128,739
Total revenue from contracts with customers	654,322	119,119	773,441

Revenue is disclosed by nature according to the goods and services provided by our operating segments. Revenue realized by the Biopharmaceutical and Diagnostic Solutions segment includes:

- High-value solutions: wholly owned, internally developed products, processes and services for which the Group holds intellectual property rights or has proprietary know-how and which are characterized by particular complexity or high performance; and

- Other containment and delivery solutions.

The reported geographical markets are EMEA (Europe, Middle East, Africa), North America (United States, Canada, Mexico), South America and APAC (Asia Pacific). Revenue by geographical markets is based on the end customer location.

Contract Balances, Trade Receivables and Advances from Customers

The following table provides information on contractual assets and liabilities from contracts with customers as well as on trade receivables and advances from customers:

	At September 30,	At December 31,
	2025	2024
	(EUR thousand)
Trade receivables	266,824	295,951
Contract assets	182,698	168,515
Contract liabilities	(7,974)	(16,545)
Advances from customers	(38,014)	(16,622)
Non-current advances from customers	(63,213)	(44,046)

The contract assets mainly relate to the Group’s right to receive payment for production from construction contracts not yet invoiced as of the balance sheet date. The amounts recognized as contract assets are reclassified to trade receivable as soon as the Group has an unconditional right to receive payment.

10.
Cost of sales

Cost of sales are detailed as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
	(EUR thousand)
Cost of materials	101,817	112,309	273,993	289,321
Direct industrial labor	41,572	37,281	128,001	114,433
Indirect industrial labor	19,949	19,934	61,187	61,890
Industrial depreciation and amortization	18,535	15,125	54,658	48,677
Impairment of PPE	—	(8)	—	2,604
Other costs of sales	32,794	18,782	84,984	52,351
Total Cost of sales	214,667	203,423	602,823	569,276

Cost of sales mainly pertains to the cost of materials, components and labor expenses related to the production and distribution of our goods and services. Cost of sales for the nine months ended September 30, 2025 also included depreciation and amortization of EUR 54,658 thousand (EUR 48,677 thousand for the nine months ended September 30, 2024), as well as industrial capitalized costs for the machinery and equipment built within the Group, subcontracting work, and industrial overheads. For the nine months ended September 30, 2024, cost of sales included an impairment loss of EUR 2,604 thousand resulting from the write-down of a facility in Zhangjiagang, China, to its estimated recoverable amount.

In the first quarter of 2025, the Group reassessed the expected useful life of certain injection molding machinery used in the production of plastic parts considering the elapsed life, factors affecting the useful life of the asset, production cycles, and obsolescence of a technical and functional nature. Based on a technical appraisal, the expected useful lives for the injection molding machines were extended from a range of 6-11 years, depending on the asset, to 12 years. The change in the expected useful lives of the machinery was treated as a change in estimate starting from January 1, 2025. The reduction in depreciation expense in the first nine months of 2025 approximated EUR 2.0 million. In addition, in the second quarter 2024, the Group reassessed the expected useful life of certain machinery installed in the Italian facilities considering the low impact of extraordinary maintenance performed over time on these assets, their first installation and their continuing functioning. Starting from April 1, 2024, the expected useful lives for the machinery pertaining to our bulk production and to our EZ-fill® production were extended from 6.7 years to 15 years and 12 years, respectively. The estimated reduction in depreciation expense in the first quarter 2025 related to the machines for which expected useful lives were reassessed approximated EUR 4.5 million.

11.
Other operating income

Other operating income for the nine months ended September 30, 2025 and 2024, amounted to EUR 4,770 thousand and EUR 3,559 thousand, respectively, and related mainly to: (i) contributions received from customers and other business partners, in connection with collaboration agreements relating to development projects, where both parties share risks and benefits, (ii) certain insurance refunds, (iii) government grants, and (iv) lease income. Based on the assessment performed, the Group does not consider these transactions to be part of the ordinary revenue generating activities.

12.
Expenses

Expenses are detailed as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
	(EUR thousand)
Selling and marketing expenses	7,065	5,769	20,346	18,950
Research and development expenses	7,648	6,609	19,624	26,103
General and administrative expenses	23,783	22,315	73,060	68,386
Total Expenses	38,496	34,693	113,030	113,439

Selling and marketing expenses are mainly related to personnel expenses for the sales organizations, business development and events costs, travel expenses, and other marketing and strategic consultancy. Selling and marketing expenses include depreciation of EUR 425 thousand for the nine months ended September 30, 2025 (EUR 448 thousand for the nine months ended September 30, 2024), and the accrual of a provision for bad and doubtful debts of EUR 219 thousand (compared to an accrual of EUR 287 thousand for the nine months ended September 30, 2024).

Research and development expenses include costs for research and development activities to support the innovation of our products and components. Research and development expenses include amortization and depreciation for EUR 2,674 thousand for the nine months ended September 30, 2025 (EUR 2,750 thousand for the nine months ended September 30, 2024).

General and administrative expenses consist mainly of personnel expenses for administrative functions, consultancies, directors' compensation, rental fees, as well as, depreciation and amortization for EUR 6,214 thousand for the nine months ended September 30, 2025 (EUR 6,470 thousand for the nine months ended September 30, 2024).

13.
Finance income

Finance income is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
	(EUR thousand)
Interest income from banks deposits	321	532	720	1,642
Income from financial discounts	4	—	10	37
Gain on the sale of financial assets - investments FVTPL	—	—	24	—
Interest income rent to buy	69	—	94	—
Other financial income	11	—	25	46
Foreign currency exchange rate net gains	—	—	—	3,975
Derivatives fair value gains	—	1,519	12,816	1,827
Other fair value adjustments	61	85	227	665
Total finance income	466	2,136	13,916	8,192

14.
Finance expense

Finance expenses are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
	(EUR thousand)
Interest on debt and borrowings	1,561	1,393	4,238	3,380
Financial discounts and other expenses	13	27	63	94
Interest on lease liabilities	211	189	650	524
Financial component IAS 19	67	64	206	201
Foreign currency exchange rate net losses	483	201	14,040	—
Derivatives fair value losses	1,724	413	21	2,205
Other fair value adjustments	1	86	71	436
Total finance expense	4,060	2,373	19,289	6,840

Finance expenses include bank interest on the Group’s financial debt and interest on leases related to the portion of financial expenses payable that matured in the reporting period on the liabilities, recognized in accordance with IFRS 16 - Leases.

Foreign exchange differences are realized and unrealized gains and losses incurred on transactions in currencies other than the functional currency of the Group. The net foreign currency exchange impact, given by the sum of gains and losses, amounts to a net loss of EUR 14,040 thousand for the nine months ended September 30, 2025, and a net gain of EUR 3,975 thousand for the nine months ended September 30, 2024.

Derivatives fair value gains and derivatives fair value losses included changes in the fair values of the foreign currency forward contracts that have not been designated as hedge accounting relationships, as well as the ineffectiveness of the foreign currency forward contracts designated in a cash flow hedge.

15.
Income tax

Income tax expense amounted to EUR 31,065 thousand for the nine months ended September 30, 2025, compared to EUR 26,181 thousand for the nine months ended September 30, 2024.

The effective tax rate for the nine months ended September 30, 2025, was 25.2% compared to 27.4% for the nine months ended September 30, 2024. The decrease in the effective tax rate is mainly attributable to our Italian legal entities. Despite the increase in Italian legal entities' profit before tax for the nine months ended September 30, 2025 compared to the same period in the previous year, the tax rate decreased following the introduction of a tax benefit called "IRES premiale" that provides for a reduction of corporate income tax notional rate from 24% to 20%, only for fiscal year 2025, if certain requirements are met (e.g., investments in new equipment and labor force increases). The Group decided to calculate the corporate income taxes by using the reduced rate, given that we expect that Nuova Ompi S.r.l. will meet such requirements (the company's plan on the eligible capital expenditure for fiscal year 2025, some of which is already in progress, covers the minimum investment amount required).

The analysis of deferred tax assets and deferred tax liabilities at September 30, 2025 and at December 31, 2024 is as follows:

	At September 30,	At December 31,
	2025	2024
	(EUR thousand)
Property, plant and equipment	41,757	40,176
Intangible assets	1,661	2,874
Tax losses carry forward	46,036	41,175
Contract balances	(11,468)	(11,485)
Expected credit losses	1,232	1,590
Inventory	4,881	4,761
Accruals for returns, warranty, other risks	2,812	2,715
Accruals	1,440	1,877
Other effects	40	(2,059)
Leases	824	748
Derivatives	(72)	412
Deferred tax assets, net	89,143	82,784
Reflected in the statement of financial position as follows:
Deferred tax assets	102,395	95,344
Deferred tax liabilities	(13,252)	(12,560)
Deferred tax assets, net	89,143	82,784

The Group has applied the temporary exception issued by the IASB in May 2023 from the accounting requirements for deferred taxes in IAS 12. Accordingly, the Group neither recognizes nor discloses information about deferred tax assets and liabilities related to Pillar Two income taxes.

On December 28, 2023, the government of Italy, where the parent company is incorporated, enacted the Pillar Two income taxes legislation effective from January 1, 2024 (see Legislative Decree no. 209/2023 and the subsequent Ministerial Decrees, hereinafter “the Italian Pillar Two rules”). According to the Italian Pillar Two rules, Stevanato Holding S.r.l. qualifies as the ultimate parent entity (“UPE”) for Pillar Two purposes, as it consolidates Stevanato Group S.p.A. on a line-by-line basis. As a consequence, the Pillar Two perimeter would be identified with that of the Consolidated Financial Statements of Stevanato Holding S.r.l., including all the entities which are consolidated on a line-by-line basis. As the UPE, Stevanato Holding S.r.l. will be in charge of the calculation of the jurisdictional effective tax rate according to the Pillar Two Rules. Stevanato Holding S.r.l. directly holds only the controlling participation in Stevanato Group S.p.A. with a 73.73% stake. Due to the apportionment of the profit rights related to the treasury shares held by Stevanato Group S.p.A., according to Article no. 2357-ter of the Italian Civil Code, the profit rights held by Stevanato Holding S.r.l. equals 81.79% based on the number of shares owned by Stevanato Holding S.r.l. over the total amount of the shares with rights to profits. As a consequence, Stevanato Group S.p.A. is a Constituent Entity for Pillar Two purposes.

Under the Italian Pillar Two rules, the UPE will be generally required to pay, in Italy, a top-up tax on profits of its subsidiaries that are taxed at an effective tax rate (determined in accordance to the Italian Pillar Two rules) of less than 15%. The Group has performed a preliminary assessment of the “Transitional Safe Harbours” for Pillar Two purposes ("TSH") on the basis of the OECD rules on “Safe Harbour and Penalty Relief” issued on December 20, 2022 (and the subsequent Administrative Guidance), which are intended as “qualifying international agreement on safe harbours” for the purposes of the EU Directive n. 2523/2022 (art. 32) and the Italian Pillar Two rules. This preliminary assessment is based on the group’s accounting data for the nine months ended September 30, 2025 as reported from the Group entities in the consolidation process, before making any adjustments that would eliminate income or expense attributable to intra-group transactions.

Based on September 30, 2025 financial data, the only jurisdiction in which a potential exposure to top-up-tax may exist is China, as no TSH test would be met. However, since the effective tax rate calculated for TSH purposes is close to 15%, no significant impact in terms of potential top-up tax is expected. For the sake of completeness, we highlight that China has not implemented a local Qualified Domestic Top-up Tax within their domestic legislation for fiscal year 2025. This preliminary assessment has been performed considering a number of technical positions based on the content of the TSH rules and other guidelines currently available. In this regard, considering the lack of specific interpretations and explanations by the OECD, the EU Directive, the Italian law, such technical positions shall be confirmed once the expected clarifications will be provided at OECD, EU and domestic level.

The Group is continuing to assess the impact of the Pillar Two income taxes legislation on its future financial performance.

16.
Earnings per Share

Basic earnings per share (EPS) is calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of shares issued, net of the treasury shares, held by the Group.

For the three and the nine months ended September 30, 2025 and 2024, the weighted average number of shares for diluted earnings per share was increased to take into consideration the dilutive effect of potential shares that would be assigned to the beneficiaries based on the Group’s equity incentive plans (see Note 29 for further details on the equity incentive plans).

The following table reflects the profit attributable to equity holders of the parent and shares data used in the basic and diluted EPS calculation:

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024

Profit attributable to equity holders of the parent (in EUR thousand)	36,064	30,026	92,284	69,465

Weighted average number of shares for basic EPS	272,989,384	272,870,175	272,935,752	270,544,443
Effects of dilution from share-based incentive plans	4,271	8,176	5,652	16,861
Effects of dilution from remuneration in shares	2,245	1,535	1,371	3,003
Weighted average number of shares adjusted for the effect of dilution	272,995,900	272,879,886	272,942,775	270,564,307

	2025	2024	2025	2024
Basic earnings per ordinary share (in EUR)	0.13	0.11	0.34	0.26
Diluted earnings per ordinary share (in EUR)	0.13	0.11	0.34	0.26

17.
Intangible assets

Changes in intangible assets at September 30, 2025, are as follows:

	Development costs	Industrial patents and intellectual property rights	Concessions, licenses, trademarks and similar rights	Intangible fixed assets in process and advances	Other intangible assets	Total
	(EUR thousand)
Cost
At January 1, 2025	16,049	31,533	26,106	15,725	12,535	101,948
Additions	—	6	97	5,928	—	6,031
Reclassifications	9,303	982	—	(10,285)	—	—
Exchange differences	(15)	(44)	(138)	(13)	(669)	(878)
At September 30, 2025	25,337	32,477	26,065	11,355	11,866	107,100

Amortization
At January 1, 2025	15,504	25,110	18,533	—	9,211	68,358
Amortization	1,058	3,298	917	—	363	5,636
Exchange differences	(11)	(5)	(34)	—	(357)	(407)
At September 30, 2025	16,551	28,403	19,416	—	9,217	73,587

Net book value
At September 30, 2025	8,786	4,074	6,649	11,355	2,649	33,513
At December 31, 2024	545	6,423	7,573	15,725	3,324	33,590

Additions in intangible assets amounting to EUR 6,031 thousand for the nine months ended September 30, 2025 were mainly related to: (i) the costs generated internally to support the development of new packaging platforms within the Engineering segment, amounting to EUR 1,583 thousand, and (ii) the costs associated with the Group's ongoing digitalization efforts and the implementation of other software platforms.

At September 30, 2025, no impairment indicators have been identified for intangible assets and therefore no impairment losses have been accounted for.

18.
Property, plant, and equipment

Changes in items of property, plant, and equipment are as follows:

	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other tangible assets	Assets under construction and advances	Total
	(EUR thousand)
Cost
At January 1, 2025	390,574	746,419	74,612	19,137	546,992	1,777,734
Additions	39,214	24,410	4,808	58	119,160	187,650
Disposals	(8)	(2,873)	(80)	(89)	(10,453)	(13,503)
Reclassifications	78,059	55,436	4,283	758	(138,536)	—
Exchange differences	(23,021)	(9,520)	(872)	(206)	(24,903)	(58,522)
At September 30, 2025	484,818	813,872	82,751	19,658	492,260	1,893,359

Depreciation
At January 1, 2025	90,382	368,927	56,772	13,251	—	529,332
Depreciation charge for the period	9,365	35,553	7,592	1,270	—	53,780
Disposals	(8)	(2,799)	(80)	(65)	—	(2,952)
Exchange differences	(625)	(2,992)	(318)	(147)	—	(4,082)
At September 30, 2025	99,114	398,688	63,966	14,309	—	576,078

Net book value
At September 30, 2025	385,704	415,184	18,785	5,349	492,260	1,317,281
At December 31, 2024	300,192	377,492	17,840	5,886	546,992	1,248,402

For the nine months ended September 30, 2025, property, plant, and equipment additions of EUR 187,650 thousand were mainly due to the ongoing ramp-up and addition of new production lines in the new plants in Fishers, Indiana, U.S. and in Latina, Italy. Additions also included investments related to building construction and molding machines for container in vitro diagnostic solutions and the completion of manufacturing equipment for the production of microvials, high value syringes and EZ-Fill® cartridges as the Group continues its global capacity expansion initiatives.

The Group decided to postpone its EZ-fill® capacity expansion investment in China, to focus on the capacity expansion projects in the U.S. and Italy and is therefore planning to sell the facility in Zhangjiagang city, China, that the Group acquired in 2021. Therefore, in March 2025, the Group entered a rent to buy agreement with a lessee related to such facility. As a result of such agreement, which is accounted for as a finance lease, the net decrease in assets under construction amounted to a total of EUR 10,418 thousand.

At September 30, 2025 capital expenditures associated with orders with our suppliers for the ongoing infrastructure investments were approximately EUR 105 million, net of the expected contribution from the U.S. government’s Biomedical Advanced Research and Development Authority ("BARDA"). As part of the investment for the construction of the new U.S. facility in Fishers, Indiana, in February 2022, Stevanato Group entered into an agreement with BARDA whereby BARDA agreed to make a multi-year contribution for up to approximately USD 95 million (or approximately EUR 80 million at the reporting date exchange rate) for manufacturing capacity for standard and EZ-fill® vials in support of U.S. national defense readiness and preparedness programs for current and future public health emergencies.

In the first quarter of 2025, the Group reassessed the expected useful life of certain injection molding machinery used in the production of plastic parts considering the elapsed life, factors affecting the useful life of the asset, production cycles, and obsolescence of a technical and functional nature. Based on a technical appraisal, the expected useful lives for the injection molding machines were extended from a range of 6-11 years, depending on the asset, to 12 years. The change in the expected useful lives of the machinery was treated as a change in estimate starting from January 1, 2025. The reduction in depreciation expense in the first nine months of 2025 approximated EUR 2.0 million.

At September 30, 2025, no impairment indicators have been identified.

19.
Right of Use assets

Movements in the leased Right of Use assets for the first nine months of 2025 are shown below:

	Buildings	Plant and machinery	Industrial equipment	Other tangible assets	Total
	(EUR thousand)
Cost
At January 1, 2025	25,965	9,926	346	14,710	50,947
Additions	2,153	—	—	797	2,950
Disposals	(1,666)	—	—	(105)	(1,772)
Exchange rate differences	(1,610)	(41)	—	(74)	(1,726)
At September 30, 2025	24,842	9,885	346	15,328	50,401

Depreciation
At January 1, 2025	15,100	8,756	346	11,009	35,211
Depreciation charge for the year	2,883	410	—	1,262	4,555
Disposals	(1,230)	—	—	(77)	(1,307)
Exchange rate differences	(866)	(33)	—	(58)	(957)
At September 30, 2025	15,887	9,133	346	12,136	37,503

Net book value
At September 30, 2025	8,955	752	—	3,192	12,899
At December 31, 2024	10,865	1,170	—	3,701	15,736

20. Other Financial assets

The following table details the composition of other financial assets:

	At September 30,	At December 31,
	2025	2024
	(EUR thousand)
Fair value of derivatives financial instruments	190	—
Non-current secured notes at FVTPL	4,166	3,938
Other non-current financial assets	1,252	1,503
Financial receivables - rent to buy agreement	7,740	—
Other non-current financial assets	13,348	5,441

Fair value of derivatives financial instruments	6,534	711
Current financial assets - interests receivable	278	618
Financial receivables - rent to buy agreement	946	—
Other current financial assets	7,759	1,329

Other Financial Assets	21,107	6,770

At September 30, 2025, other financial assets mainly included a receivable amounting to overall EUR 8,686 thousand related to the rent to buy agreement of our facility in Zhangjiagang city, China. The receivable is equal to the discounted amount of the finance lease payments, including the exercise price of the purchase option. The lease term expires on December 31, 2026 and shall not be extended as the lease shall be followed by a sale and purchase contract of the leased plant.

At September 30, 2025 and at December 31, 2024, other non-current financial assets mainly included guarantee deposits and a secured senior convertible promissory note amounting to EUR 4,166 thousand and EUR 3,938 thousand, respectively. The note has principal balance equal to the consideration paid by Stevanato Group for the note and accrues interest at 5% per annum from June 14, 2023 through November 27, 2023, and 6% per annum thereafter. The then outstanding principal and unpaid accrued interest of the note may be converted, at the option of the holder, in whole or in part, into conversion shares upon the closing of any sale by the issuing company of its equity securities primarily for equity fundraising purposes. The note is measured at fair value to profit and loss since the contractual cash flows do not consist solely of payments of principal and accrued interest on the amount of principal to be repaid, but provide for the possible acquisition of equity instruments of the issuing company. Refer to Note 27 for further details on the fair value measurement.

At September 30, 2025 other current financial assets included the positive fair value of interest rate swaps and the positive fair value of the foreign exchange forward contracts. The positive fair value of interest rate swaps was also included among non-current financial assets, while the negative fair value of interest rate swaps was included among non-current financial liabilities and current financial liabilities. Current financial liabilities also included the negative fair value of certain commodity swap derivatives.

The following table sets forth the analysis of derivative assets and liabilities at September 30, 2025 and at December 31, 2024.

	At September 30,		At December 31,
	2025		2024
	Carrying amount	Fair value	Carrying amount	Fair value
	(EUR thousand)
Non-Current financial assets
Interest Rate Swap - hedging instruments	190	190	—	—

Current financial assets
Foreign exchange forward contracts - trading derivatives	5,861	5,861	—	—
Foreign exchange forward contracts - hedging instruments	573	573	—	—
Interest Rate Swap - hedging instruments	100	100	711	711

Non-Current financial liabilities
Interest Rate Swap - hedging instruments	(697)	(697)	(642)	(642)

Current financial liabilities
Commodity Swap - hedging instruments	(274)	(274)	—	—
Interest Rate Swap - hedging instruments	(410)	(410)	(348)	(348)
Foreign exchange forward contracts - trading derivatives	—	—	(1,660)	(1,660)
Foreign exchange forward contracts - hedging instruments	—	—	(1,412)	(1,412)

At September 30, 2025 and at December 31, 2024, part of the derivatives on currency risk have not been designated as hedging instruments and reflect the change in the fair value of those foreign exchange forward contracts that are not designated in hedge relationships, but are, nevertheless, intended to reduce the level of foreign currency risk for expected sales. The change in the fair value of the derivatives not designed as hedging instruments is booked among finance income and finance expense.

Derivatives designated as hedging instruments reflect the change in fair value of:

•
the interest rate swap contracts, designated as cash flow hedges to hedge fluctuations in variable interest rate on loans;
•
the foreign exchange forward contracts, designed as cash flow hedges to hedge highly probable forecast sales in U.S. Dollars;
•
the commodity swap contracts, designed to hedge against price swings in the market for natural gas and electricity.

The change in the fair value of the derivatives designed as hedging instruments is booked in a separate component of equity (cash flow hedge reserve). The amount recorded in the cash flow hedge reserve will be recognized in the consolidated income statement according to the timing of the cash flows of the underlying transaction.

21.
Inventories

Inventories, shown net of an allowance for obsolete and slow-moving goods, can be analyzed as follows:

	At September 30,	At December 31
	2025	2024
	(EUR thousand)
Raw materials	132,199	115,603
Semifinished products	46,574	53,462
Finished products	118,637	96,178
Provision from slow moving and obsolescence	(22,718)	(20,026)
Total inventories	274,692	245,217

Inventories at September 30, 2025 amounted to EUR 274,692 thousand compared to EUR 245,217 thousand at December 31, 2024.

At the year end December 31, 2024, strong sales in the fourth quarter caused a reduction in finished products inventory from the average level. At September 30, 2025, this trend is reversing as the Group is rebuilding inventories due to: (i) the manufacture of products that are expected to be delivered to customers in future quarters, and (ii) the establishment of inventories in new plants.

The provision for slow moving and obsolete inventories at September 30, 2025, and at December 31, 2024, amounted to EUR 22,718 thousand and EUR 20,026 thousand, respectively, with a net accrual of EUR 6,164 thousand recognized within cost of sales and utilization and other changes due to exchange rate movements for EUR 3,472 thousand for the nine months ended September 30, 2025. For the nine months ended September 30, 2024, the accrual for slow moving and obsolete inventories recognized within cost of sales amounted to EUR 1,296 thousand.

22.
Trade receivables and contract assets

Trade receivables and contract assets are analyzed as follows:

	At September 30,	At December 31,
	2025	2024
	(EUR thousand)
Trade receivables	273,445	302,655
Allowance for expected credit losses	(6,622)	(6,704)
Total trade receivables	266,824	295,951

Trade receivables are non-interest bearing and generally have a term of 60 to 90 days. The Group is not exposed to significant concentration of third-party credit risk. Trade receivables are stated net of an allowance for expected credit losses which has been determined in accordance with IFRS 9 amounting to EUR 6,622 thousand and EUR 6,704 thousand at September 30, 2025 and at December 31, 2024, respectively.

Contract assets

Contract assets relate to ongoing customer-specific construction contracts within the Engineering segment and from the in-vitro diagnostic and DDS businesses, which are part of the Biopharmaceutical and Diagnostic Solutions segment. As such, the balances of this account vary and are dependent on the number of ongoing construction contracts at the end of the period.

The Group had contract assets of EUR 182,698 thousand at September 30, 2025, and EUR 168,515 thousand at December 31, 2024. Contract assets gross amounted to EUR 475,086 thousand at September 30, 2025 (EUR 414,955 thousand at December 31, 2024), net of advance invoices issued of EUR 292,388 thousand at September 30, 2025 (EUR 246,440 thousand at December 31, 2024).

23.
Tax receivables and tax payables

At September 30, 2025 tax receivables amounted to EUR 10,488 thousand, compared to EUR 17,440 thousand at December 31, 2024, and tax payables amounted to EUR 43,093 thousand, compared to EUR 25,431 thousand at December 31, 2024. The total net balance at September 30, 2025, was a payable amounting to EUR 32,605 thousand, compared to a payable amounting to EUR 7,991 thousand at December 31, 2024.

The increase in net balance was mainly due to the increased payable resulting from accruals of the corporate income tax for the nine months ended September 30, 2025 for the Italian legal entities, partially mitigated by certain tax advanced payments already made; Italian Tax Code requires the payment of the 40% of the tax amount due in advance from in equal installments from June to October, and the remaining 60% at the end of November.

24.
Other receivables

At September 30, 2025 other receivables amounted to EUR 28,681 thousand, compared to EUR 53,179 thousand at December 31, 2024. Other receivables mainly included VAT receivables. The decrease in other receivables is mainly due to the collection of certain VAT receivables for fiscal year 2024 claimed for refund by the Italian legal entities which occurred in September 2025.

25.
Equity

The main objective of the Group’s capital management is to maintain a solid credit rating and adequate financial ratios to support business activity and maximize value for shareholders.

Movements in the shareholders equity are reported in the Interim Condensed Consolidated Statements of Changes in Equity; comments on the main changes occurred in the period are provided below.

Share capital

At September 30, 2025, and at December 31, 2024, the Company paid-in share capital amounted to EUR 22,232 thousand divided into 302,842,536 shares without par value, including 49,709,718 ordinary shares and 253,132,818 Class A multiple voting shares.

The dual class structure of Stevanato Group's shares includes ordinary shares and Class A shares. Class A shares have the same characteristics and grant the shareholders the same rights as the ordinary shares, except in terms of voting rights. Holders of ordinary shares are entitled to one vote per share, while holders of Class A shares (held solely by Stevanato Holding S.r.l. or held in treasury by the Company) are entitled to three votes per share. Class A shares are automatically converted (without the need for a resolution by a special meeting of the shareholders holding Class A shares or by a shareholders’ meeting) into ordinary shares, at a ratio of one ordinary share for each Class A share, in the event of transfer to parties other than Stevanato Family members, or other than companies or other entities controlled, including jointly, directly or indirectly, by one or more members of the Stevanato Family, or by trusts (or, alternatively, by the relevant trustees) set up by members of the Stevanato Family, provided that the relevant beneficiaries are (or may be) one or more members of the Stevanato Family. Class A shares are convertible into ordinary shares, at a ratio of one ordinary share for each Class A share, in whole or in part and even in several tranches, at the request of each holder, to be submitted by means of a communication sent by registered letter, e-mail or any other means capable of providing proof of receipt to the Chairman of the Board of Directors of the Company, with a copy to the chairman of the Audit Committee. Ordinary shares cannot be converted into Class A shares.

Share Premium Reserve

The share premium reserve includes the additional paid-in capital raised during the Initial Public Offering and the underwritten follow-on public offering of ordinary shares, net of the listing costs pertaining to the public subscription offers to the extent they were incremental costs directly attributable to the equity transaction that otherwise would have not been incurred. At September 30, 2025 and December 31, 2024, the share premium reserve amounted to EUR 559,565 thousand.

Treasury Reserve

At December 31, 2024, a total of 29,943,911 of the Company's Class A shares were held in treasury for a total cost of EUR (27,148) thousand. At September 30, 2025, following the conversion of 105,069 Company's Class A shares into ordinary shares awarded to the beneficiaries of certain share-based incentive plans and other benefits, a total of 29,838,842 of the Company's Class A shares were held in treasury for a total cost of EUR (27,079) thousand.

Foreign currency translation reserve

The foreign currency translation reserve includes the cumulative foreign currency translation differences arisen from the translation of financial statements denominated in currencies other than Euro. At September 30, 2025 the foreign currency translation reserve was EUR (59,262) thousand, compared to EUR (12,578) thousand at December 31, 2024. At September 30, 2024, it amounted to EUR (47,939) thousand, compared to EUR (10,976) thousand at December 31, 2023. The change in the foreign currency translation reserve was mainly due to the depreciation against the Euro of the US Dollar and the Chinese Renminbi, which occurred in the first nine months of 2025. These are the primary foreign currencies in which the net assets of the Group's companies are denominated.

Retained Earnings and Other Reserves

Retained earnings and other reserves included:

•
a legal reserve of EUR 4,446 thousand and EUR 4,340 thousand at September 30, 2025 and at December 31, 2024 respectively;
•
other reserves of EUR 108,442 thousand at September 30, 2025 (EUR 88,328 thousand at December 31, 2024). The increase was mainly due to: (i) the allocation of the prior year net profit for EUR 18,982 thousand, (ii) the accrual of the fair value of personnel costs related to share-based incentive plans and related effects of the share awards for EUR 1,064 thousand, and (iii) other effects for EUR 69 thousand;
•
retained earnings of the consolidated companies net of the effects of consolidation adjustments of EUR 736,949 thousand (EUR 652,995 thousand at December 31, 2024); and
•
net profit attributable to equity holders of the parent of EUR 92,284 thousand at September 30, 2025 (EUR 117,778 thousand at December 31, 2024).

Dividends

On May 23, 2025, Stevanato Group shareholders approved the distribution of EUR 14,737 thousand in dividends (EUR 0.054 per share) from the net profits realized in the previous financial year. The dividend was paid on July 17, 2025 to shareholders of record at June 5, 2025.

On May 22, 2024, Stevanato Group shareholders approved the distribution of EUR 14,457 thousand in dividends (EUR 0.053 per share) from the net profits realized in the previous financial year. The dividend was payable on July 15, 2024 to shareholders of record at June 4, 2024. The dividends were paid in the third quarter of 2024.

Non-controlling interests

Non-controlling interests amounted to EUR 41 thousand at September 30, 2025 (EUR 46 thousand at December 31, 2024).

26.
Financial liabilities

Total financial liabilities were EUR 453,349 thousand and EUR 434,605 thousand at September 30, 2025, and at December 31, 2024, respectively; the balances in financial liabilities are as follows:

	At September 30,	At December 31,
	2025	2024
	(EUR thousand)
Lease liabilities	4,749	5,092
Bank overdrafts and short-term loan facilities	—	50,030
Bank loans	78,188	56,812
Fair value of derivatives	684	3,420
Financial liabilities for accrued interests	1,642	1,573
Total current financial liabilities	85,263	116,927

Lease liabilities	9,349	11,809
Bank loans	308,203	255,437
Notes	49,837	49,790
Fair value of derivatives	697	642
Total non-current financial liabilities	368,086	317,678

Financial Liabilities	453,349	434,605

Financial liabilities mainly include bank loans (current and non-current portions), lease liabilities (current and non-current portions) and notes.

Financial liabilities are recognized according to the amortized cost method and require compliance with certain financial covenants on the Group consolidated figures, more specifically the following ratios are monitored: Net Debt on EBITDA, Net Debt on Equity and EBITDA on Financial Charges. Net Debt and EBITDA are calculated as defined in the contract. The ratios are calculated on an annual basis. In particular, Net Debt on EBITDA ratio must be lower or equal to 3.5. At September 30, 2025 and at December 31, 2024, all financial covenants were complied with.

At September 30, 2025, bank loans amounted to a total of EUR 386,391 thousand compared to EUR 312,249 thousand at December 31, 2024 (excluding the financial liabilities for accrued interest). The increase was mainly due to the draw down of three loans including one with Banca Monte dei Paschi di Siena, one with Banco BPM and one with Banca BNP - BNL for an aggregate principal amount of EUR 120,000 thousand. The loan granted by Banca Monte dei Paschi, amounting to EUR 20,000 thousand, which was fully drawn as of September 30, 2025, has a five-year term, with three years of interest-only payments and two years of amortizing period, with quarterly repayment of the installments at a constant principal portion. The loan granted by Banco BPM, amounting to EUR 50,000 thousand, which was fully drawn as of September 30, 2025, has a six-year tenor, with 18 months of interest-only payments and 54 months of amortizing period, with quarterly repayment of the installments at a constant principal portion. The loan with Banca BNP - BNL, for an overall amount of EUR 100,000 thousand of which EUR 50,000 thousand was drawn down at September 30, 2025, has a six-year tenor, with two years of interest-only payments and four years of amortizing period, with semi-annual repayment of the installments at a constant principal portion. These loans require compliance with a covenant based on the net debt to consolidated EBITDA ratio which must not exceed 3.5 for the term of the loans.

In addition to the above, in June 2025, the Group secured a further loan with Cassa Depositi e Prestiti ("CDP") for EUR 50,000 thousand to support the expansion of production capacity, primarily for the new facility in Latina, Italy. The loan has a six-year tenor, with two years of interest-only payments and four years of amortizing period, with semi-annual repayment of the installments at a constant principal portion. This loan requires compliance with a covenant based on the net debt to consolidated EBITDA ratio which must not exceed 3.5 for the term of the loan. At September 30, 2025, this loan had not been drawn down, therefore no financial liability was recognized at the reporting date.

For the nine months ending September 30, 2025, the Group repaid bank loans for a total of EUR 45,767 thousand.

The decrease in bank overdrafts and short-term loan facilities was mainly due to the reimbursement of short-term financing.

The following table sets forth the reconciliation of total borrowings (inclusive of accrued interest):

	At December 31,	Cash flows			Non-cash changes		At September 30,
	2024	Proceeds	Repayments	Accrued interest paid in the period	Amortized Cost	Accrued interest in the period	2025
	(EUR thousand)
Bank loans	313,552	120,000	(45,767)	(1,304)	(90)	1,526	387,917
Bank overdrafts and short-term loan facilities	50,299	—	(50,030)	(269)	—	116	116
Notes	49,790	—	—	—	47	—	49,837
Total Borrowings	413,641	120,000	(95,797)	(1,573)	(43)	1,642	437,870

The following table shows maturities and average interest rates for liabilities to banks and other lenders:

At September 30, 2025:

	Local Currency	Amount in Local Currency	Maturity	Average Interest Rate	Amount in EUR
Bank Loans	EUR	11,126	2025	3.13%	11,126
	EUR	87,488	2026	3.11%	87,488
	EUR	107,952	2027	3.07%	107,952
	EUR	88,611	2028	2.94%	88,611
	EUR	43,611	2029	2.85%	43,611
	EUR	36,111	2030	2.84%	36,111
	EUR	11,806	2031	2.82%	11,806
Amortized Cost	EUR	(314)	2025-2031		(314)
Total Bank Loans					386,391

Notes	EUR	25,000	2027	1.40%	25,000
	EUR	25,000	2028	1.40%	25,000
Amortized Cost	EUR	(163)	2025-2028		(163)
Total Notes					49,837

Total Bank Loans and Overdrafts					436,228

At December 31, 2024:

	Local Currency	Amount in Local Currency	Maturity	Average Interest Rate	Amount in EUR
Bank Loans	EUR	56,893	2025	3.64%	56,893
	EUR	87,488	2026	3.84%	87,488
	EUR	90,591	2027	3.95%	90,591
	EUR	57,500	2028	4.03%	57,500
	EUR	10,000	2029	4.23%	10,000
	EUR	10,000	2030	4.23%	10,000
Amortized Cost	EUR	(223)	2025-2030		(223)
Total Bank Loans					312,249

Notes	EUR	25,000	2027	1.40%	25,000
	EUR	25,000	2028	1.40%	25,000
Amortized Cost	EUR	(210)	2025-2028		(210)
Total Notes					49,790

Overdrafts and short-term loan facilities	EUR	50,001	2025	3.02%	50,001
	DKK	220	2025	4.19%	29
Total Overdrafts and short-term loan facilities					50,030

Total Bank Loans and Overdrafts					412,069

27.
Fair Value Measurement

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at September 30, 2025, and at December 31, 2024:

At September 30, 2025:

		Fair value measurement using
	Notes	Total	Level 1	Level 2	Level 3
		(EUR thousand)
Cash and cash equivalents		113,333	113,333	—	—
Financial assets - investments FVTPL - traded		34	34	—	—
Financial assets - investments FVTPL - not traded		79	—	—	79
Non-current financial assets - derivatives	20	190	—	190	—
Current financial assets - derivatives	20	6,534	—	6,534	—
Current financial assets - interest receivables	20	278	278	—	—
Non-current secured notes at FVTPL	20	4,166	—	—	4,166
Total assets		124,614	113,645	6,724	4,245

Current financial liabilities - derivatives	20	684	—	684	—
Non-current financial liabilities - derivatives	20	697	—	697	—
Total liabilities		1,381	—	1,381	—

At December 31, 2024:

		Fair value measurement using
	Notes	Total	Level 1	Level 2	Level 3
		(EUR thousand)
Cash and cash equivalents		98,270	98,270	—	—
Financial assets - investments FVTPL - traded		106	106	—	—
Financial assets - investments FVTPL - not traded		95	—	—	95
Current financial assets - derivatives	20	711	—	711	—
Current financial assets - interest receivables	20	618	618	—	—
Non-current secured notes at FVTPL	20	3,938	—	—	3,938
Total assets		103,738	98,994	711	4,033

Current financial liabilities - derivatives	20	3,420	—	3,420	—
Non-current financial liabilities - derivatives	20	642	—	642	—
Total Liabilities		4,062	—	4,062	—

The fair value of current financial assets and other financial liabilities is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment.

The fair value of foreign currency derivatives (forward contracts, currency swaps and options) is determined by considering the present value of future cash flows based on the forward exchange rates at the reporting date. The fair value of interest rate swaps is determined by considering the present value of the estimated future cash flows based on observable yield curves. The fair value of commodity swaps is tied to the market price of the underlying commodities Italian electricity “Prezzo Unico Nazionale” (PUN) and natural gas “Punto di Scambio Virtuale” (PSV-Day Ahead Price - Heren) at the balance sheet date.

The fair value of non-current secured notes at fair value through profit or loss (FVTPL) has been determined as the sum of: (i) the fair value of the “naked bond” represented by the net present value (discounted) of the expected future coupon flows, which are discounted on the basis of a risk-free interest rate curve adjusted for the issuer's credit risk, and (ii) the fair value of the “embedded option” to convert the par value of the bond into a certain number of shares.

The fair value of the “naked bond” was measured using independently developed pricing models and based on the following market data:

•
for the EUR zero-coupon rate curve:
•
short-term interest rates quoted on the interbank market;
•
forward quotations of deposit rates (6-18 months- Forward Rate Agreement);
•
long-term interest rates (2-40 years- Swap Rates);
•
credit spreads, and specifically sectoral Credit Default Swaps (CDS) and country risk (U.S.);
•
spot quotation of the EUR/USD exchange rate (ECB fixing);
•
interest rate swap on the USD interbank market;
•
historical volatility on a daily basis for a range of peer comparable listed companies.

With reference to the fair value of the “embedded option”, the equity value of the issuer was calculated using the multiple EV/Revenue (enterprise value over revenue). The future equity value of the issuer was determined using stochastic simulation with the Monte Carlo method which, based on appropriate assumptions, has made it possible to define a substantial number of alternative scenarios over the time frame considered. The simulation, reflecting the characteristics of “no arbitrage” and “risk neutral framework”, was carried out using the following market data:

•
issuer's bond yield: 2.7 year growth rate derived from the risk-free curve i.e. the rates USD interest rate swap in the interbank market and equal to 3.63%;
•
volatility of the issuer's stock: reasonable estimate of historical volatility on a calculated daily basis, (volatility determined with reference to a sample of peers) with a time horizon of 2.7 year and equal to 45.17%.

The fair value of the investments FVTPL - traded is based on the quoted market prices at the end of the reporting period; the fair value of investments FVTPL - not traded is measured at cost as an estimate of fair value, as permitted by IFRS 9, for equity investments for which there is no quoted market price in an active market and there is insufficient financial information in order to determine fair value.

The value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist of bank current accounts.

No borrowings of the Group are listed debt.

The following table presents the changes in level 3 instruments for the nine months ended September 30, 2025:

	Financial assets - investments FVTPL - not traded	Non-current secured notes at FVTPL	Total

	(EUR thousand)
At December 31, 2024	95	3,938	4,033
Acquisitions	13	—	13
Disposals	(28)	—	(28)
Fair value adjustments	—	227	227
At September 30, 2025	79	4,166	4,245

There were no transfers between Level 1, Level 2 and Level 3 during the nine months ended September 30, 2025 and the year ended December 31, 2024.

The fair value of the loans accounted for at amortized cost approximates their carrying amounts at September 30, 2025 and at December 31, 2024.

28.
Employee benefits

Employee benefits are analyzed as follows:

	At September 30,	At December 31,
	2025	2024
	(EUR thousand)
Employee severance indemnity	5,242	5,571
Jubilee benefits	238	238
Other post-employment plans	1,046	1,074
Stock grant plan 2021-2027	160	280
Total employee benefits	6,686	7,163

29.
Share-based compensation

On December 15, 2022, the Board of Directors of the Company approved a Long Term Incentive Plan including two sub-plans, the Restricted Shares Plan 2023-2027 and the Performance Shares Plan 2023-2027, with a duration of 5 years, running from January 1, 2023 until December 31, 2027. Both sub-plans are divided into three cycles, from January 2023 to December 2025 (“First Vesting Period”); from January 2024 to December 2026 (“Second Vesting Period”); and from January 2025 to December 2027 (“Third Vesting Period”).

On January 3, 2023 and on January 3, 2024, the beneficiaries of the new Long Term Incentive Plan received a letter that granted them the right to obtain the transfer free of charge of a certain number of shares for the First Vesting Period and the Second Vesting Period, respectively, if the underlying conditions were met. For the Third Vesting Period, the grant letter was delivered to the beneficiaries on August 11, 2025.

The Restricted Shares Plan forms part of Stevanato Group’s long-term remuneration policy wherein Restricted Shares represent 50% of a beneficiary's grant target pay opportunity, while Performance Shares represent the other 50% of the beneficiary's grant target pay opportunity.

For each vesting period, the granting of awards under the Restricted Shares Plan is subject to the satisfaction of the following presence condition: shares shall not vest unless, at the end of the presence period related to each installment (3 equal annual installments), the relationship between the participant and Stevanato Group is still in existence, unless otherwise determined by the Chief Executive Officer. The presence period for each participant varies according to each participant's vesting schedule and is identified with the period between the grant of rights date and each installment-vesting schedule.

The right to the award of shares under the Performance Shares Plan, for each vesting period (3 years cliff vesting), is subject to the positive outcome of the determination of the Board of Directors relating to two different performance targets:

I. Revenue Growth Performance Criterion: 50% of the target number of shares shall vest if the Group achieves the targets in relation to the revenue growth performance criterion;

II. ROIC Performance Criterion: 50% of the target number of shares shall vest if the Group achieves the targets in relation to the ROIC Performance Criterion. ROIC is calculated as Net Operating Profit After Taxes divided by Average Invested Capital (average of the beginning and end of each fiscal year).

The performance target level, minimum target, overachievement target and maximum target of each performance criterion, for each vesting period, were communicated to the beneficiaries with the grant letter. In case of overperformance, the percentage of shares vested could be up to 200%.

The fair values of the Restricted Share Unit (RSU) and Performance Share Unit (PSU) awards were measured using the share price on the grant date adjusted for expected annual dividend yield of 0.30%, 0.25% and 0.29%, respectively, for the First Vesting Period, the Second Vesting Period and the Third Vesting Period, as these RSU and PSU awards do not have the right to receive ordinary dividends prior to vesting. With respect to the Third Vesting, for the purposes of recognizing the service received during the period between service commencement date and grant date, an estimate of the grant date fair value was initially used. Following the establishment of the grant date, the earlier estimates were revised so that the amounts recognized for services received are based on the grant date fair value of the equity instruments. This revision has been treated as a change in estimate.

	Long Term Incentive Plan 2023 -2027	Long Term Incentive Plan 2023 -2027	Long Term Incentive Plan 2023 -2027 - further assignments	Long Term Incentive Plan 2023 -2027	Long Term Incentive Plan 2023 -2027 - further assignments
	Granted in 2023	Granted in 2024	Granted in 2024	Granted in 2025 (*)	Granted in 2025
Performance Share Units (PSUs)	EUR 16.44	EUR 23.03	EUR 16.92	EUR 18.64	—
Restricted Share Units (RSUs) - I Installment	EUR 16.54	EUR 23.16	EUR 17.03 - 17.43 - 18.67	EUR 18.75	EUR 19.68
Restricted Share Units (RSUs) - II Installment	EUR 16.49	EUR 23.11	EUR 16.98 - 17.39 - 18.62	EUR 18.69	EUR 19.62
Restricted Share Units (RSUs) - III Installment	EUR 16.44	EUR 23.03	EUR 16.92 - 17.34 - 18.56	EUR 18.64	EUR 19.57

(*) Grant date fair value

Changes to the outstanding number of PSU and RSU awards under the equity incentive plans of the Group are as follows:

number of shares	Outstanding PSUs	Outstanding RSUs
At January 1, 2023	—	—
Granted (*)	145,670	145,670
Forfeited	(1,390)	(1,390)
At December 31, 2023	144,280	144,280
Granted (**)	84,321	109,037
Forfeited	(42,471)	(40,794)
Vested (***)	—	(40,484)
At December 31, 2024	186,130	172,039
Granted (****)	205,110	130,344
Forfeited	(116,129)	(62,264)
Vested (*****)	—	(82,253)
At September 30, 2025	275,111	157,866

*Granted under the Performance Shares Plan 2023-2027 and the Restricted Shares Plan 2023-2027 for the First Vesting Period.

**Granted under the Performance Shares Plan 2023-2027 and the Restricted Shares Plan 2023-2027 for the Second Vesting Period.

***The vested shares related to the RSUs I Installment for the First Vesting Period were awarded to the beneficiaries on June 10, 2024.

****Granted under the Performance Shares Plan 2023-2027 and the Restricted Shares Plan 2023-2027 for the Third Vesting Period.

*****The vested shares related to the RSUs II Installment for the First Vesting Period and the RSUs I Installment for the Second Vesting Period were awarded to the beneficiaries on June 10 and 13, 2025 and September 11, 2025.

At the Company's shareholders' meeting held on May 22, 2024, the shareholders passed certain resolutions relating to the remuneration of the Company's Board of Directors, with the exception of Mr. Franco Moro, which included a component in kind represented by the award of ordinary shares of the Company provided that the relevant directors were still in office as of the date of the shareholders' meeting approving the financial statements of the Company for the fiscal year ending December 31, 2024, which occurred on May 23, 2025. The fair value of the shares granted to the Board members amounted to EUR 17.85 and was measured using the share price on the grant date adjusted for the present value of the dividend, which they will not receive during the vesting period. On June 10 and 13, 2025, the vested shares were awarded to the beneficiaries.

As a component of each member of the Board of Directors' compensation for the period elapsing from the Company's shareholders' meeting held on May 23, 2025 and the shareholders' meeting approving the financial statements of the Company for the fiscal year ending December 31, 2025, the shareholders established a grant of the Company's ordinary shares. The unit fair value of shares granted amounted to EUR 19.69 and was measured using the share price on the grant date adjusted for the present value of the dividend, which they will not receive during the vesting period.

Changes to the outstanding number of shares for the share-based compensation of Board members are as follows:

number of shares	Outstanding RSUs
At January 1, 2024	44,996
Granted (*)	22,750
Vested (**)	(44,996)
Forfeited	(3,250)
At December 31, 2024	19,500
Granted (***)	39,800
Vested (****)	(19,500)
Forfeited	—
At September 30, 2025	39,800

* Granted on May 22, 2024

**The vested shares were granted to Board members in 2022 and 2023 and were subject to the condition of tenure until the date of approval of the financial statements of the Company as at December 31, 2023. The vested shares were awarded to the beneficiaries on June 10, 2024.

*** Granted on May 23, 2025

****The vested shares that were granted in 2024 were awarded to the Board members on June 10 and 13, 2025.

On May 23, 2025, the Board of Directors resolved to grant Franco Stevanato, as Chief Executive Officer, a long term incentive award of Ordinary Shares based on performance share units for the three year period 2025 - 2027, with a target opportunity of EUR 1,820 thousand.

For the nine months ended September 30, 2025 and 2024, the Company recognized EUR 1,013 thousand and EUR 1,886 thousand, respectively, as share-based compensation expense and an increase to other reserves within equity in relation to shares awards (including the stock compensation granted to certain employees in addition to the share-based incentive plans described above).

30.
Provisions

The balances at September 30, 2025, are detailed below:

	Provision for Warranty	Decommissioning	Provision for legal and sundry risks	Provision for agents and directors severance indemnity	Total
	(EUR thousand)
At January 1, 2025	2,157	738	3,690	347	6,932
Accrued during the period	2,662	41	28	—	2,731
Utilization	(1,251)	—	(41)	—	(1,292)
Releases	—	—	(70)	—	(70)
Exchange rate differences	(1)	(86)	(416)	—	(503)
At September 30, 2025	3,567	693	3,191	347	7,798

Current	2,767	—	2,129	—	4,896
Non-current	800	693	1,062	347	2,902

31.
Other non-current liabilities

Other non-current liabilities at September 30, 2025, and at December 31, 2024, amounted to EUR 55,159 thousand and EUR 62,720 thousand, respectively. Other non-current liabilities at September 30, 2025 primarily related to: (i) an advance payment from BARDA of EUR 39,121 thousand, which reflects a partial payment for installing machinery for the production of drug containment products in Fishers, Indiana, to help strengthen domestic capabilities in the U.S. for national defense readiness and preparedness programs for current and future public health emergencies; and (ii) an advance payment from the city of Fishers for certain costs at the site in the amount of EUR 2,008 thousand. These advance payments are expected to be recognized over the useful life of the element of property, plant and equipment to which are related. For further details on BARDA contribution refer to Note 18.

In addition to the above, other non-current liabilities primarily included: (i) deferred income for overall EUR 12,051 thousand related to the grant of land by the city of Fishers and to an investment tax credit linked to the Group's new facility in the U.S., which will be recognized in the income statement on a systematic basis over the useful life of the building erected on the site, and (ii) EUR 1,762 thousand related to holiday pay for our Danish company’s employees following the transition to the new Danish Holiday Act that started in 2019.

32.
Trade payables and other current liabilities

Trade payables amounted to EUR 210,400 thousand at September 30, 2025 compared to EUR 231,020 thousand at December 31, 2024 and other current liabilities amounted to EUR 77,783 thousand at September 30, 2025 compared to EUR 66,790 thousand at December 31, 2024, and are due within one year. Other current liabilities primarily include payables to personnel, deferred income and prepayments, payables for taxes on salaries and wages, and allowance for future expected customers returns.

The carrying amount of trade payables is considered to be equivalent to their fair value.

33.
Contract liabilities and advances from customers

Contract liabilities and advances from customers are as follows:

	At September 30,	At December 31,
	2025	2024
	(EUR thousand)
Contract liabilities	7,974	16,545
Current advances from customers	38,014	16,622
Non-current advances from customers	63,213	44,046
Total contract liabilities and advances from customers	109,201	77,213

Current	45,988	33,167
Non-current	63,213	44,046

Contract liabilities relate to ongoing customer-specific construction contracts in the Engineering segment as well as contracts in the In-vitro diagnostic and DDS businesses, which are part of the Biopharmaceutical and Diagnostic Solutions segment. The Group had contract net liabilities of EUR 7,974 thousand and EUR 16,545 thousand at September 30, 2025, and at December 31, 2024, respectively. Contract assets gross amounted to EUR 65,919 thousand at September 30, 2025 (EUR 68,560 thousand at December 31, 2024), net of advance invoices issued of EUR 73,893 thousand at September 30, 2025 (EUR 85,105 thousand at December 31, 2024).

Advances from customers relate to sales whose revenue are recognized at a point in time.

34.
Related party disclosures

According to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the Stevanato Group S.p.A., and the controlling shareholder Stevanato Holding S.r.l. In addition, members of Stevanato Group’s Board of Directors and executives with strategic responsibilities and their families are also considered related parties. The Group carries out transactions with related parties on commercial terms that are in line with market practices in the respective markets, considering the characteristics of the goods or services involved.

Note 4 provides information about the Group’s structure, including details of the subsidiaries and the holding company. Transaction with related parties refer to:

•
rentals paid to SFEM Italia S.r.l., controlled by the Stevanato family;

•
the purchase of products from Società Agricola Stella S.r.l., 51% controlled by Stevanato Holding S.r.l. and 49% controlled by SFEM Italia S.r.l.;

•
for the nine months ended September 30, 2024, the revenue from the sale of consumables to Società Agricola Stella S.r.l.;

•
consulting services provided by Studio Legale Spinazzi Azzarita Troi, whose beneficial owner is a Board member in Stevanato Group S.p.A.;

•
for the nine months ended September 30, 2024 industrial rentals paid to E & FKH Ejendomme ApS, whose beneficial owners are family members of a Board member in the subsidiary SG Denmark A/S in charge up to February 29, 2024;

•
revenue from the sale of drug containment solutions, pharma visual inspection equipment and packaging and assembly machines to Incog BioPharma Services, Inc, a U.S.-based biopharma services company, in which by SFEM Italia S.r.l. holds a controlling stake;

•
revenue from the sale of tools, to SIT S.p.A., in which Franco Stevanato is a member of the Board of Directors;

•
receivables and payables to Stevanato Holding S.r.l. related to the national tax consolidation regime;

•
for the nine months ended September 30, 2024, income from Stevanato Holding S.r.l. related to the recharge of certain costs pertaining to the secondary component of the upsized follow-on underwritten offering of ordinary shares; and

•
donations to the Stevanato Foundation, owned by the Stevanato family. The Foundation's mission centers around pursuing the aims of social solidarity, philanthropy and charity, operating in the fields of social and socio-medical assistance, education and training as well as cultural and educational activities and scientific research. The Foundation supports children and young people facing serious challenges due to their health, the distress of their families or other situations that may affect their health or well-being.

Transactions with related parties also include compensation to directors and managers with strategic responsibilities.

The amounts of transactions with related parties recognized in the Unaudited Interim Condensed Consolidated Income Statement and the related assets and liabilities are as follows:

	For the three months ended September 30,				For the nine months ended September 30,
	2025		2024		2025		2024
	Revenues	Costs	Revenues	Costs	Revenues	Costs	Revenues	Costs
	(EUR thousand)
Parent company
Stevanato Holding S.r.l.	—	—	—	—	—	—	238	—
Other related parties	711	1,870	1,208	1,438	2,328	4,159	2,090	6,718
Total transactions with related parties	711	1,870	1,208	1,438	2,328	4,159	2,328	6,718

	At September 30,
	2025
	Trade receivables	Trade payables	Other assets	Contract Assets	Contract Liabilities	Other liabilities
	(EUR thousand)
Parent company
Stevanato Holding S.r.l.	—	—	2,821	—	—	36,762
Other related parties	951	66	21	65	687	—
Total transactions with related parties	951	66	2,842	65	687	36,762

	At December 31,
	2024
	Trade receivables	Trade payables	Other assets	Contract Assets	Other liabilities
	(EUR thousand)
Parent company
Stevanato Holding S.r.l.	—	—	9,216	—	22,785
Other related parties	208	144	—	3,628	3
Total transactions with related parties	208	144	9,216	3,628	22,788

35.
Events after the reporting period

The Group has evaluated subsequent events through November 5, 2025 which is the date the Unaudited Interim Condensed Consolidated Financial Statements were issued.

On October 24, 2025, the Group finalized the purchase of a real estate complex near Bologna (Italy) for EUR 3.5 million. This investment is part of a broader project to optimize our engineering footprint.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements.

For additional information, refer to the risk factors discussed under “Risk Factors” below and in our other filings with the U.S. Securities and Exchange Commission. You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different and worse from what we expect.

Overview

We are a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. We deliver an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Our core capabilities in scientific research and development, our commitment to technical innovation and our engineering excellence are central to our ability to offer value added solutions to our clients.

We have secured a leadership position within the drug development and delivery value chain through our investment in research and development and the expansion of our global footprint and capabilities. Over our 75-year history, we have earned a leading reputation for high quality and reliability that has enabled us to become a partner of choice for more than 700 companies globally, including 23 of the top 25 pharmaceutical companies, and six of the top ten in-vitro diagnostic companies, as measured by 2023 revenue, according to data collected by Pharmacircle and public companies’ information. We also serve eight of the top ten biotechnology companies (by market capitalization listed in the Nasdaq Biotechnology Index), and over 100 biotechnology customers in total.

Our priority is to provide flexible solutions that preserve the integrity of pharmaceutical products and enable our customers to deliver safe and effective treatments to patients while reducing time to market, total cost of ownership (i.e., logistics, drug product waste, storage and personnel costs) and supply chain risk. We achieve this by developing our products in close collaboration with our customers, leveraging our scientific research capabilities, technical expertise and engineering and manufacturing excellence to meet their quality requirements.

Our solutions are highly integrated with the development, production and commercialization processes of our customers. In addition to manufacturing drug containment and delivery solutions, we provide a full set of services across all stages of drug development, from pre-clinical to clinical and commercialization. We also engineer machinery and equipment for the production of drug containment and delivery systems that can be integrated into both our customers’ and our own manufacturing processes. Our involvement at each stage of a drug’s life cycle, together with the breadth of our offering, enables us to serve as a one-stop-shop for our customers, which we believe represents a significant competitive advantage.

We operate across the healthcare industry and serve some of its fastest growing segments, including biologics (including GLP-1s and peptides, monoclonal antibodies and RNA-based applications), biosimilars, vaccines and molecular diagnostics. As a result of how closely integrated we are in the drug production and delivery supply chain, we believe we are well-positioned to benefit from multi-year, secular trends within our target industries, such as increases in demand resulting from pharmaceutical innovation, acceleration and expansion of vaccination programs, growth in biologics/biosimilars, self-administration of medicines, aging demographics, increasing quality standards and regulation and a shift towards outsourcing non-core functions by our customers.

We estimate that our total addressable market, based on our current offering, exceeds $13 billion in terms of revenue generated by all market participants in 2024, and includes drug containment solutions, drug delivery systems, IVD solutions, and engineering. The addressable market estimation is based on data gathered by IQVIA. Within each of these markets, we operate in some of the fastest growing segments, including pre-fillable syringes, drug delivery systems, molecular diagnostics and assembly equipment.

We believe there are opportunities to further expand our addressable markets, including by targeting: (i) complementary containment solutions; (ii) additional delivery systems; (iii) complementary engineering solutions; and (iv) after sales support and services.

We operate our business in two segments:

•
Biopharmaceutical and Diagnostic Solutions, which includes the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables; and
•
Engineering, which includes the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (i.e., machinery for assembly, visual inspection, packaging and serialization and glass converting).

We refer to our premium products in the Biopharmaceutical and Diagnostic Solutions segment as our “high-value” solutions. High-value solutions are wholly owned, internally developed products, processes and services for which we hold intellectual property rights or have strong proprietary know-how, and that are characterized by particular complexity and high performance. Our high-value solutions deliver significant benefits to customers including higher quality, reduced time-to-market and reduced total cost of ownership. Presently, only about 5% of the vial market and less than 5% of the cartridge market has transitioned to a ready-to-use format, while 95% of the syringe market has transitioned to a ready-to-use pre-fillable syringes. However, we are currently experiencing a desire by customers to transition to ready-to-use formats to benefit from one or more of the above mentioned efficiencies to different extents. Among our key high-value solutions is our EZ-fill® line of ready-to-fill injectable products, which can be customized to meet clients’ needs. For additional information on EZ-Fill® see “Business Overview—Business Segments—Biopharmaceutical and Diagnostic Solutions— Drug Containment Solutions (DCS)” of our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission on March 6, 2025.

We have 13 manufacturing plants, including (i) ten production plants for manufacturing and assembling pharmaceutical and healthcare products across Europe (Italy, Germany and Slovakia) and the rest of the world (Brazil, China, Mexico and the U.S.), and (ii) three plants for the production of machinery and equipment (Italy and Denmark). In addition to our manufacturing plants we have two sites for analytical services (Italy and the U.S.) and two commercial sites (Japan and India). Our manufacturing facilities in Mexico (serving the U.S. market), China, Brazil and the U.S. (Indiana) are greenfield operations established by us. Our manufacturing facilities in Slovakia, Denmark, Germany and the U.S. (California) were acquired in strategic transactions over the past 20 years. Our global footprint, together with our proprietary, highly standardized manufacturing systems and processes, allow us to provide quality consistent products and services to our customers in approximately 70 countries. We are expanding our global industrial footprint with capacity expansions in Fishers, Indiana, U.S., and in Latina, Italy, primarily to add capacity in our premium EZ-fill® products to diversify our product supply and improve proximity to customers. In March 2025 the Group entered into a rent to buy agreement with a lessee related to the facility in Zhangjiagang, China, that the Group acquired in 2021. The Group plans to sell the building following our decision to slow down our capacity expansion in China in order to focus efforts and resources on the ramp up of our manufacturing facilities in the U.S. and Italy where demand outpaced initial expectations. Subsequent to September 30, 2025, the Group completed the purchase of a new facility near Bologna, Italy, for its Engineering operations. The site is expected to be renovated for use in the coming quarters.

Highlights

Interim Consolidated Income Statement Data

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2025	2024	%	2025	2024	%
Revenue	303.2	277.9	9.1%	839.8	773.4	8.6%
Gross Profit	88.5	74.4	18.9%	237.0	204.2	16.1%
Operating Profit	52.7	41.0	28.5%	128.7	94.3	36.5%
Profit Before Tax	49.1	40.8	20.4%	123.3	95.6	29.0%
Net Profit attributable to:
Equity holders of the parent	36.1	30.0	20.1%	92.3	69.5	32.8%
Non-controlling interests	(0.0)	(0.0)	(65.1)%	(0.0)	(0.0)	(47.4)%
Basic earnings per ordinary share (in EUR)	0.13	0.11	18.2%	0.34	0.26	30.8%
Diluted earnings per ordinary share (in EUR)	0.13	0.11	18.2%	0.34	0.26	30.8%
Dividend approved per share (in EUR) (1)	0.054	0.053	1.9%	0.054	0.053	1.9%
Dividend approved per share (in USD)	0.061	0.057	7.0%	0.061	0.057	7.0%

(1) At the Annual General Meeting of the Shareholders held on May 23, 2025, the shareholders approved a dividend distribution of EUR 0.054 per outstanding share, corresponding to a total distribution of approximately EUR 14.7 million. This distribution was made from the net profits realized in the previous financial year. The dividend was paid on July 17, 2025 to shareholders of record at June 5, 2025.

At the Annual General Meeting of the Shareholders held on May 22, 2024, the shareholders approved a dividend distribution of EUR 0.053 per outstanding share, corresponding to a total distribution of approximately EUR 14.5 million. This distribution was made from the net profits realized in the previous financial year. In July 2024 the Company paid EUR 2.3 million to shareholders of record at June 4, 2024 and the remaining balance, which relates to dividends payable to the controlling shareholder Stevanato Holding S.r.l., was to be paid in the following quarters of 2024.

For further information on Earnings per share calculation, see “16. Earnings per Share” in the Unaudited Interim Condensed Consolidated Financial Statements.

Interim Consolidated Statement of Financial Position Data

	(Amounts in EUR million, except as indicated otherwise)
	At September 30,	At December 31,	Change
	2025	2024	EUR
Assets
Total current assets	884.5	880.1	4.4
Total non-current assets	1,529.5	1,448.7	80.8
Total assets	2,414.0	2,328.8	85.2

Liabilities and equity
Total current liabilities	467.4	477.5	(10.1)
Total non-current liabilities	509.3	447.0	62.3
Total liabilities	976.7	924.4	52.3
Total Equity	1,437.3	1,404.4	32.9
Total liabilities and equity	2,414.0	2,328.8	85.2

2025 first nine months challenges

During the COVID-19 pandemic, high demand and long lead times for glass vials created an industry-wide temporary imbalance of supply and demand for glass vials, and customers stockpiled glass vials (both standard and ready-to-use) to mitigate risk and secure their supply chains. As a result of increased customer inventories for glass vials, the industry experienced a slowdown in demand for glass vials as market participants worked through their stockpiled inventories. As a consequence of our customers' inventory destocking, we experienced lower volumes and revenue attributable to glass vials throughout 2023 and 2024. The lower revenue from vials (both standard and ready-to-use), coupled with the underutilization of vial production lines, adversely impacted gross profit and operating profit margins. As expected, the Group continues to experience a gradual recovery in vial demand as fiscal year 2025 progresses.

The Group is also experiencing temporary inefficiencies tied to the ramp-up phase of its capacity expansion projects, both in Italy and in the U.S., tempering gross profit margin, operating profit margin and EBITDA margin. Such inefficiencies reflect higher costs during the initial ramp-up phase and temporary under absorption of costs as volumes and revenue begin to increase during the ramp-up phase. These costs include the fixed assets and infrastructure, implementation of industrial processes, hiring and training of new employees, the qualification and validation activities of new production lines, as well as the time ordinarily needed by newly validated lines to progressively increase productivity to reach target level. Moreover, as anticipated, throughout the ramp-up phase depreciation of new assets has further tempered gross profit margin and operating profit margin, as the productivity of the new assets has not yet reached target level. The Group expects that as the ramp-up activities progress, and are completed, those anticipated temporary inefficiencies will gradually abate. In the third quarter of 2024, the Group's new facility in Latina became profitable at the gross profit level and the new facility in Fishers generated its first commercial revenue. The Group remains focused on the installation and ramp up of new lines in both Latina and Fishers and continues to expect that line installations and validations will continue into 2026. In Latina, the Group is preparing for the next phase of expansion for ready-to-use EZ-fill® cartridges and will begin line installations in 2026.

Lastly, the Engineering Segment experienced a period of record orders in the second half of 2022. The operations scaled up to support this large volume of work and long lead times for components created execution challenges for the Group. The challenges are predominantly isolated to its Denmark operations where the Group has experienced increased costs on certain highly customized projects in the later stages of development. In 2024, the Group implemented a business optimization plan designed to address the current challenges, improve the overall health of the business, and position the segment to return to profitable growth. The main actions are focused on optimizing our engineering footprint in alignment with the product strategy and product roadmap, right sizing the operational structure as certain activities are transitioning from Denmark to Italy, and harmonizing our industrial processes. The Group believes these initiatives will help the Group achieve a more optimized operational structure to maximize efficiencies to secure the success of projects going forward, and better position the Segment for long-term success. We expect that these initiatives will take time, but we believe we will be on track to complete the previously delayed projects in 2025, the majority of which were completed in the first half of the year. The Segment's operational performance is improving as a result of initiatives under its optimization plan but financial performance is below the Group's expectation due to the current project mix which includes a higher proportion of revenue from the complex legacy projects in Denmark and few new orders.

Components of Our Results of Operations

The following discussion sets forth certain components of our statements of operations as well as factors that impact those items. Results discussed in this section do not include the Company’s inter-segment items other than where we specifically note otherwise.

Revenue and Segment Reporting

Our business operations are divided into two main segments:

(i)
Biopharmaceutical and Diagnostic Solutions: which includes the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables. This segment is split into two sub-categories:
•
high-value solutions; and
•
other containment and delivery solutions.
(ii)
Engineering: which includes the equipment and technologies developed and provided to support the end-to-end biopharmaceutical and diagnostic manufacturing processes (machinery for assembly, visual inspection, packaging and serialization and glass converting). We believe operating in this segment differentiates us from our competitors, and enables us to provide integrated end-to-end solutions, reduce time to market and improve the quality of our products.

Revenue for the three months ended September 30, 2025, and 2024, amounted to EUR 303.2 million and EUR 277.9 million, respectively. Revenue for the nine months ended September 30, 2025, and 2024, amounted to EUR 839.8 million and EUR 773.4 million, respectively.

For the nine months ended September 30, 2025 and 2024, we generated 87% and 85% of total revenue from our Biopharmaceutical and Diagnostic Solutions segment, respectively, and 13% and 15% from our Engineering segment, respectively.

The following tables set forth the results of our business operations for the aforementioned segments, which include inter-segment items, and the reconciliation with the consolidated figures, for the three and the nine months ended September 30, 2025, and 2024.

Revenue for each segment is divided into “External Customers”, representing revenue from third party sales, and “Inter-Segment”, representing the revenue from the sales generated from the transactions with other segments, and is then reconciled with the consolidated revenue which does not include inter-segment items.

Gross Profit margin is calculated by dividing Gross Profit for a period by total revenue for the same period. Operating Profit margin is calculated by dividing Operating Profit for a period by total revenue for the same period. Gross Profit margin and Operating profit margin for both Biopharmaceutical and Diagnostic Solutions segment and Engineering segment include the effect of inter-segment transactions.

	For the three months ended September 30, 2025
	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	266.7	36.4	—	303.2
Inter-Segment	0.7	26.9	(27.6)	—
Revenue	267.5	63.3	(27.6)	303.2

Gross Profit	85.7	6.6	(3.8)	88.5
Gross Profit Margin	32.0%	10.4%		29.2%

Operating Profit	59.0	(0.7)	(5.6)	52.7
Operating Profit Margin	22.1%	(1.1)%		17.4%

	For the three months ended September 30, 2024
	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	233.0	44.8	—	277.9
Inter-Segment	1.8	48.6	(50.4)	—
Revenue	234.9	93.4	(50.4)	277.9

Gross Profit	65.9	14.6	(6.0)	74.4
Gross Profit Margin	28.0%	15.6%		26.8%

Operating Profit	39.7	9.5	(8.1)	41.0
Operating Profit Margin	16.9%	10.1%		14.8%

	For the nine months ended September 30, 2025
	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	731.1	108.7	—	839.8
Inter-Segment	2.0	97.0	(99.0)	—
Revenue	733.1	205.7	(99.0)	839.8

Gross Profit	231.2	19.1	(13.3)	237.0
Gross Profit Margin	31.5%	9.3%		28.2%

Operating Profit	147.3	2.5	(21.1)	128.7
Operating Profit Margin	20.1%	1.2%		15.3%

	For the nine months ended September 30, 2024
	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	654.3	119.1	—	773.4
Inter-Segment	3.0	131.2	(134.2)	—
Revenue	657.3	250.3	(134.2)	773.4

Gross Profit	181.6	36.2	(13.7)	204.2
Gross Profit Margin	27.6%	14.5%		26.4%

Operating Profit	100.2	16.7	(22.6)	94.3
Operating Profit Margin	15.2%	6.7%		12.2%

For further information on Revenue, Gross Profit and Operating Profit, see “Results of Operations”, below.

Results of Operations

Three months ended September 30, 2025 versus three months ended September 30, 2024

The following tables set forth our results of operations for the three months ended September 30, 2025 and 2024.

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended September 30,				Change	Change
	2025	% of revenue	2024	% of revenue	€	%
Revenue	303.2	100.0%	277.9	100.0%	25.3	9.1%
Cost of sales	214.7	70.8%	203.4	73.2%	11.3	5.5%
Gross Profit	88.5	29.2%	74.4	26.8%	14.1	18.9%
Other operating income	2.7	0.9%	1.3	0.5%	1.4	113.2%
Selling and Marketing expenses	7.1	2.3%	5.8	2.1%	1.3	22.5%
Research and Development expenses	7.6	2.5%	6.6	2.4%	1.0	15.7%
General and Administrative expenses	23.8	7.8%	22.3	8.0%	1.5	6.6%
Operating Profit	52.7	17.4%	41.0	14.8%	11.7	28.5%
Finance income	0.5	0.2%	2.1	0.8%	(1.6)	(78.2)%
Finance expense	4.1	1.3%	2.4	0.9%	1.7	71.1%
Profit Before Tax	49.1	16.2%	40.8	14.7%	8.3	20.4%
Income taxes	13.1	4.3%	10.8	3.9%	2.3	21.3%
Net Profit	36.1	11.9%	30.0	10.8%	6.1	20.1%

Revenue

Revenue increased by EUR 25.3 million, or 9.1%, to EUR 303.2 million for the three months ended September 30, 2025, compared to EUR 277.9 million for the three months ended September 30, 2024. This was driven by a revenue increase of EUR 33.7 million from the Biopharmaceutical and Diagnostic Solutions Segment, which offset a revenue decline of EUR 8.4 million in the Engineering Segment.

For the three months ended September 30, 2025, revenue from high-value solutions increased to 48.8% of our total revenue, compared to 36.1% for the three months ended September 30, 2024, resulting primarily from increased customer demand for premium drug containment solutions including high-value syringes, and, to a lesser extent, EZ-fill® vials. On a constant currency basis revenue increased 11.1% for the three months ended September 30, 2025.

Biopharmaceutical and Diagnostic Solutions

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended September 30,		Change	Change
	2025	2024	€	%

Type of goods or service
Revenue from high-value solutions	147.9	100.4	47.5	47.3%
Revenue from other containment and delivery solutions	118.8	132.6	(13.8)	(10.4)%
Total Revenue from Biopharmaceutical and Diagnostic Solutions	266.7	233.0	33.7	14.5%

Revenue generated by the Biopharmaceutical and Diagnostic Solutions segment increased by EUR 33.7 million, or 14.5%, to EUR 266.7 million for the three months ended September 30, 2025, compared to EUR 233.0 million for the three months ended September 30, 2024. Revenue growth on a constant currency basis was 16.8% for the three months ended September 30, 2025.

For the three months ended September 30, 2025, revenue generated from our high-value solutions increased by EUR 47.5 million, or 47.3%, to EUR 147.9 million for the three months ended September 30, 2025, compared to EUR 100.4 million for the three months ended September 30, 2024, driven primarily by high performance syringes and, to a lesser extent, EZ-fill® vials. Revenue generated by other containment and delivery solutions decreased by EUR 13.8 million, or 10.4%, to EUR 118.8 million for the three months ended September 30, 2025, compared to EUR 132.6 million for the three months ended September 30, 2024. This was driven mostly by decreased demand for low-value syringes as the Group transitions towards a larger portfolio of high-value products and in-vitro diagnostics. The decline in revenue was partially offset by growth in bulk vials and contract manufacturing activities for drug delivery devices.

On a constant currency basis, revenue generated from high-value solutions increased by EUR 50.7 million, or 50.5%, to EUR 151.2 million for the three months ended September 30, 2025, compared to EUR 100.4 million for the three months ended September 30, 2024, and revenue generated by other containment and delivery solutions increased by EUR 11.6 million, or 8.7%, to EUR 121.0 million for the three months ended September 30, 2025, compared to EUR 132.6 million for the three months ended September 30, 2024.

Engineering

Revenue generated by the Engineering segment, decreased by EUR 8.4 million, or 18.8%, to EUR 36.4 million for the three months ended September 30, 2025, compared to EUR 44.8 million for the three months ended September 30, 2024, mainly driven by the decrease in revenue attributable to glass converting and assembly manufacturing lines, partially offset by the increase in revenue attributable to visual inspection manufacturing lines and after-sales activities.

Revenue Breakdown by Geographical Markets

The following table presents revenue by geographical markets for the three months ended September 30, 2025, and 2024. Revenue by geographical markets is based on the end customer location. The reported geographical markets are EMEA (Europe, Middle East, Africa), North America (United States, Canada, Mexico), South America and APAC (Asia Pacific).

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended September 30,				Change	Change
	2025	% on Revenue	2024	% on Revenue	€	%

Geographical markets
EMEA	175.5	57.9%	176.8	63.6%	(1.3)	(0.7)%
APAC	24.9	8.2%	25.1	9.0%	(0.2)	(0.7)%
North America	93.5	30.8%	69.1	24.9%	24.4	35.3%
South America	9.3	3.1%	6.8	2.5%	2.4	35.2%
Total Revenue	303.2	100.0%	277.9	100.0%	25.3	9.1%

Cost of Sales

Cost of sales increased by EUR 11.3 million, or 5.5%, to EUR 214.7 million for the three months ended September 30, 2025, compared to EUR 203.4 million for the three months ended September 30, 2024. The increase in cost of sales was mainly due to (i) an increase of labor costs as we scale volumes in our new facilities, and (ii) an increase in industrial depreciation due to the availability for use of the machinery installed in the previous months to increase the production capacity.

In the first quarter of 2025, the Group reassessed the expected useful life of certain injection molding machinery used in the production of plastic parts considering the elapsed life, factors affecting the useful life of the asset, production cycles, and obsolescence of a technical and functional nature. Based on a technical appraisal, the expected useful lives for the injection molding machines were extended from a range of 6 to 11 years, depending on the asset, to 12 years. The change in the expected useful lives of the machinery was treated as a change in estimate starting from January 1, 2025. The reduction in depreciation expense in the third quarter of 2025 was equal to approximately EUR 0.6 million.

As a percentage of revenue, cost of sales was 70.8% for the three months ended September 30, 2025 compared to 73.2% for the three months ended September 30, 2024.

For the three months ended September 30, 2025, cost of sales included EUR 1.6 million of start-up costs related to the new facilities compared to EUR 3.5 million of start-up costs for the three months ended September 30, 2024. These costs are primarily related to labor costs for training and travel of personnel who are in the learning and development phase and not active in the manufacturing of products. For the three months ended September 30, 2025 cost of sales also included EUR 0.3 million of restructuring costs related to our business optimization plan in the Engineering Segment regarding our Denmark operations.

Gross Profit

For the three months ended September 30, 2025, gross profit increased by EUR 14.1 million, or 18.9%, to EUR 88.5 million, compared to EUR 74.4 million for the three months ended September 30, 2024. Gross profit margin increased to 29.2% for the three months ended September 30, 2025, compared to 26.8% for the same period in the previous year, resulting from an increase in gross profit margin from the Biopharmaceutical and Diagnostic Solution segment offsetting a decrease in gross profit margin from the Engineering segment.

For the three months ended September 30, 2025 gross profit margin for the Biopharmaceutical and Diagnostic Solutions segment increased to 32.0% compared to 28.0% for the three months ended September 30, 2024. The increase in gross profit margin was mainly due to: (i) a favorable mix of high-value solutions, (ii) financial improvements in the performance from the Latina and Fishers facilities as the Group scales its multiyear investments, and (iii) the recovery in bulk and EZ-fill® vials. This was partially offset by the effects of foreign currency translation and the unmitigated costs from tariffs.

For the three months ended September 30, 2025, gross profit margin for the Engineering segment decreased to 10.4% compared to 15.6% for the three months ended September 30, 2024. The decrease in gross profit margin resulted from lower revenue and an unfavorable project mix. This was due to a higher level of complex legacy projects, mainly related to our Danish business, and a lower intake of new projects.

Other operating income

Other operating income is a component of income which varies yearly depending on the specific contracts in place at the time and mainly includes (i) contributions received from customers and other business partners, in the context of collaboration agreements related to development projects, where both parties share in the risks and benefits, (ii) certain insurance refunds, (iii) government grants, and (iv) lease income. Based on the assessment performed, the Group does not consider these transactions to be part of the ordinary revenue generating activities.

Other operating income increased by EUR 1.4 million, or 113.2%, to EUR 2.7 million for the three months ended September 30, 2025, compared to EUR 1.3 million for the three months ended September 30, 2024.

Selling and Marketing expenses

Selling and marketing expenses increased by EUR 1.3 million, or 22.5%, to EUR 7.1 million for the three months ended September 30, 2025, compared to EUR 5.8 million for the three months ended September 30, 2024. The increase is mainly attributable to the increase in the accrual for bad and doubtful debt provision and to restructuring and related charges of EUR 0.5 million, including severance payments, recognized for the three months ended September 30, 2025.

As a percentage of revenue, selling and marketing expenses was 2.3% for the three months ended September 30, 2025 compared with 2.1% for the three months ended September 30, 2024.

Research and Development expenses

Research and development expenses increased by EUR 1.0 million, or 15.7%, to EUR 7.6 million for the three months ended September 30, 2025, compared to EUR 6.6 million for the three months ended September 30, 2024. Research and development expenses include costs for research and development activities to support the innovation of our product range and components as well as amortization and depreciation for EUR 1.1 million for the three months ended September 30, 2025 (EUR 1.0 million for the three months ended September 30, 2024).

The increase in research and development expenses is mainly attributable to higher personnel costs to support strategic R&D activities launched within the Engineering segment tied to the ongoing development and launch of our next generation EZ-fill® cartridge manufacturing lines which are expected to be installed in the next phase of expansion at our Latina plant. This increase was partially offset by lower costs incurred in connection with certain other portfolio projects in progress, which, are now at a more advanced stage than those in the same period last year.

For the three months ended September 30, 2024 research and development expenses included EUR 0.1 million for restructuring and related charges, including severance payments, which did not repeat for the three months ended September 30, 2025.

As a percentage of revenue, research and development expenses was 2.5% for the three months ended September 30, 2025 compared to 2.4% for the three months ended September 30, 2024.

General and Administrative expenses

General and administrative expenses increased by EUR 1.5 million, or 6.6%, to EUR 23.8 million for the three months ended September 30, 2025, compared to EUR 22.3 million in the three months ended September 30, 2024. These expenses mainly comprise corporate personnel costs, directors compensation, consultancy costs, rentals, as well as depreciation and amortization of EUR 2.0 million (compared to EUR 2.2 million for the three months ended September 30, 2024). The increase in general and administrative expenses was mainly attributable to (i) higher property taxes, particularly for our new facility in Fishers as construction progressed, (ii) increased personnel recruiting costs incurred to support business growth, and (iii) higher IT costs, primarily related to software licenses required for expansion.

For the three months ended September 30, 2025, general and administrative expenses included EUR 0.1 million for restructuring and related charges, including severance costs. For the three months ended September 30, 2024, general and administrative expenses included EUR 0.3 million for restructuring and related charges, and EUR 0.2 million of other severance costs.

As a percentage of revenue, general and administrative expenses were 7.8% for the three months ended September 30, 2025, compared to 8.0% for the three months ended September 30, 2024.

Operating Profit

Operating profit increased by EUR 11.7 million, or 28.5%, to EUR 52.7 million for the three months ended September 30, 2025, compared to EUR 41.0 million for the three months ended September 30, 2024. Operating profit margin for the three months ended September 30, 2025, increased to 17.4% compared to 14.8% for the three months ended September 30, 2024, mostly due to the increase of gross profit margin.

For the three months ended September 30, 2025, the operating profit margin for the Biopharmaceutical and Diagnostic Solution segment was 22.1%, compared to 16.9% for the three months ended September 30, 2024. The increase in operating profit margin was primarily due to the increase in gross profit margin.

For the three months ended September 30, 2025, Engineering operating profit margin was 1.1% negative, compared to 10.1% for the three months ended September 30, 2024. The decrease in operating profit margin was mainly driven by the decrease in gross profit margin and higher R&D expenditures related to the development and launch of our next generation EZ-fill® cartridge manufacturing lines which are expected to be installed in the next phase of expansion at our Latina plant.

Net Finance expenses

Finance expenses, net of finance income, increased by EUR 3.4 million to EUR 3.6 million net expense for the three months ended September 30, 2025 from EUR 0.2 million net expense for the three months ended September 30, 2024. The change in net finance expense was mainly due to certain fair value losses on foreign exchange derivatives recognized in the three months ended September 30, 2025 compared to the three months ended September 30, 2024.

Profit Before Tax

Profit before tax increased by EUR 8.3 million, or 20.4%, to EUR 49.1 million for the three months September 30, 2025, compared to EUR 40.8 million for the three months ended September 30, 2024.

Income taxes

Income taxes increased by EUR 2.3 million, or 21.3%, to EUR 13.1 million for the three months ended September 30, 2025, compared to EUR 10.8 million for the three months ended September 30, 2024. The effective tax rate for the three months ended September 30, 2025, was 26.6% compared to 26.4% for the three months ended September 30, 2024.

Net Profit

Net profit increased by EUR 6.1 million, or 20.1%, to EUR 36.1 million (or EUR 0.13 of Diluted EPS or EUR 0.14 of Adjusted Diluted EPS) for the three months ended September 30, 2025, compared to EUR 30.0 million (or EUR 0.11 of Diluted EPS or EUR 0.12 of Adjusted Diluted EPS) for the three months ended September 30, 2024.

Nine months ended September 30, 2025 versus nine months ended September 30, 2024

The following tables set forth our results of operations for the nine months ended September 30, 2025 and 2024.

	(Amounts in EUR million, except as indicated otherwise)
	For the nine months ended September 30,				Change	Change
	2025	% of revenue	2024	% of revenue	EUR	%
Revenue	839.8	100.0%	773.4	100.0%	66.4	8.6%
Cost of sales	602.8	71.8%	569.3	73.6%	33.5	5.9%
Gross Profit	237.0	28.2%	204.2	26.4%	32.8	16.1%
Other operating income	4.8	0.6%	3.6	0.5%	1.2	34.0%
Selling and Marketing expenses	20.3	2.4%	19.0	2.5%	1.3	7.4%
Research and Development expenses	19.6	2.3%	26.1	3.4%	(6.5)	(24.8)%
General and Administrative expenses	73.1	8.7%	68.4	8.8%	4.7	6.8%
Operating Profit	128.7	15.3%	94.3	12.2%	34.4	36.5%
Finance income	13.9	1.7%	8.2	1.1%	5.7	69.9%
Finance expense	19.3	2.3%	6.8	0.9%	12.5	182.0%
Profit Before Tax	123.3	14.7%	95.6	12.4%	27.7	29.0%
Income taxes	31.1	3.7%	26.2	3.4%	4.9	18.7%
Net Profit	92.3	11.0%	69.4	9.0%	22.9	32.9%

Revenue

Revenue increased by EUR 66.4 million, or 8.6%, to EUR 839.8 million for the nine months ended September 30, 2025, compared to EUR 773.4 million for the nine months ended September 30, 2024. This was driven by a revenue increase of EUR 76.8 million from the Biopharmaceutical and Diagnostic Solutions Segment, which offset a revenue decline of EUR 10.4 million in the Engineering Segment.

For the nine months ended September 30, 2025, revenue from high-value solutions increased to 44.7% of our total revenue, compared to 37.7% for the nine months ended September 30, 2024, resulting primarily from increased customer demand for high performance syringes and to a lesser extent EZ® fill vials and EZ® fill cartridges. On a constant currency basis revenue increased 9.8% for the nine months ended September 30, 2025.

Biopharmaceutical and Diagnostic Solutions

	(Amounts in EUR million, except as indicated otherwise)
	For the nine months ended September 30,		Change	Change
	2025	2024	EUR	%

Type of goods or service
Revenue from high-value solutions	375.0	291.7	83.3	28.5%
Revenue from other containment and delivery solutions	356.1	362.6	(6.5)	(1.8)%
Total Revenue from Biopharmaceutical and Diagnostic Solutions	731.1	654.3	76.8	11.7%

Revenue generated by the Biopharmaceutical and Diagnostic Solutions segment increased by EUR 76.8million, or 11.7%, to EUR 731.1 million for the nine months ended September 30, 2025, compared to EUR 654.3 million for the nine months ended September 30, 2024. Revenue growth on a constant currency basis was 13.2% for the nine months ended September 30, 2025.

For the nine months ended September 30, 2025, revenue generated from our high-value solutions increased by EUR 83.3 million, or 28.5%, to EUR 375.0 million for the nine months ended September 30, 2025, compared to EUR 291.7 million for the nine months ended September 30, 2024, driven primarily by high performance syringes and, to a lesser extent, EZ-fill® vials. Revenue generated by other containment and delivery solutions for the nine months ended September 30, 2025 decreased by EUR 6.5 million, or 1.8%, to EUR 356.1 million for the nine months ended September 30, 2025, compared to EUR 362.6 million for the nine months ended September 30, 2024 and reflects a decrease in revenue from low-value syringes as the Group transitions to a larger portfolio of high-value projects and in-vitro diagnostics, which was partially offset by an increase in revenue attributable to device contract manufacturing activities.

On a constant currency basis, revenue generated from high-value solutions increased by EUR 87.3 million, or 29.9%, to EUR 379.0 million for the nine months ended September 30, 2025, compared to EUR 291.7 million for the nine months ended September 30, 2024, and revenue generated by other containment and delivery solutions decreased by EUR 0.7 million, or 0.2%, to EUR 361.8 million for the nine months ended September 30, 2025, compared to EUR 362.6 million for the nine months ended September 30, 2024.

Engineering

Revenue generated by the Engineering segment, decreased by EUR 10.4 million, or 8.8%, to EUR 108.7 million for the nine months ended September 30, 2025, compared to EUR 119.1 million for the nine months ended September 30, 2024, mainly driven by the decrease in revenue attributable to glass converting manufacturing lines and pharmaceutical visual inspection systems, which offset the increase in revenue attributable to assembly and packaging manufacturing lines and after-sales activities.

Revenue Breakdown by Geographical Markets

The following table presents revenue by geographical markets for the nine months ended September 30, 2025, and 2024. Revenue by geographical markets is based on the end customer location. The reported geographical markets are EMEA (Europe, Middle East, Africa), North America (United States, Canada, Mexico), South America and APAC (Asia Pacific).

	(Amounts in EUR million, except as indicated otherwise)
	For the nine months ended September 30,				Change	Change
	2025	% on Revenue	2024	% on Revenue	EUR	%

Geographical markets
EMEA	500.1	59.5%	476.4	61.6%	23.7	5.0%
APAC	69.5	8.3%	64.9	8.4%	4.6	7.1%
North America	246.8	29.4%	209.5	27.1%	37.3	17.8%
South America	23.4	2.8%	22.6	2.9%	0.8	3.8%
Total Revenue	839.8	100.0%	773.4	100.0%	66.4	8.6%

Cost of Sales

Cost of sales increased by EUR 33.5 million, or 5.9%, to EUR 602.8 million for the nine months ended September 30, 2025, compared to EUR 569.3 million for the nine months ended September 30, 2024. The increase in cost of sales was mainly due to: (i) an increase in industrial costs, such as labor and utilities, tied to the ongoing ramp-up of our new manufacturing plants in the U.S. and Italy, related to new sales volumes and (ii) an increase in industrial depreciation due to the availability for use of the machinery installed in the previous months to increase the production capacity. For the nine months ended September 30, 2024, cost of sales included an impairment loss amounting to EUR 2.6 million related to a facility located in China that did not occur in 2025.

In the first quarter of 2025, the Group reassessed the expected useful life of certain injection molding machinery used in the production of plastic parts considering the elapsed life, factors affecting the useful life of the asset, production cycles, and obsolescence of a technical and functional nature. Based on a technical appraisal, the expected useful lives for the injection molding machines were extended from a range of 6 to 11 years, depending on the asset, to 12 years. The change in the expected useful lives of the machinery was treated as a change in estimate starting from January 1, 2025. The reduction in depreciation expense in the nine months ended September 30, 2025 was equal to approximately EUR 2.0 million. In addition, in the second quarter of 2024, the Group reassessed the expected useful life of certain machinery installed in the Italian facilities considering the low impact of extraordinary maintenance performed over time on these assets, their first installation and their continuing functioning. Starting from April 1, 2024, the expected useful lives for the machinery pertaining to our bulk production and to our EZ-fill® production were extended from 6.7 years to 15 years and 12 years, respectively. The estimated reduction in depreciation expense in the first quarter 2025 related to the machines for which expected useful lives were reassessed approximated EUR 4.5 million.

As a percentage of revenue, cost of sales was 71.8% for the nine months ended September 30, 2025 compared to 73.6% for the nine months ended September 30, 2024.

For the nine months ended September 30, 2025, cost of sales included EUR 3.4 million of start-up costs related to the new facilities compared to EUR 8.8 million of start-up costs for the nine months ended September 30, 2024. These costs are primarily related to labor costs for training and travel of personnel who are in the learning and development phase and not active in the manufacturing of products. For the nine months ended September 30, 2025 cost of sales also included EUR 0.5 million of restructuring and related charges mainly related to severance payments and other costs related to our business optimization plan regarding our Denmark operations.

Gross Profit

For the nine months ended September 30, 2025, gross profit increased by EUR 32.8 million, or 16.1%, to EUR 237.0 million, compared to EUR 204.2 million for the nine months ended September 30, 2024. Gross profit margin increased to 28.2% for the nine months ended September 30, 2025, compared to 26.4% for the same period in the previous year, resulting from an increase in gross profit margin from the Biopharmaceutical and Diagnostic Solutions segment which was partially offset by a decrease in gross profit margin from Engineering segment.

For the nine months ended September 30, 2025 gross profit margin for the Biopharmaceutical and Diagnostic Solutions segment increased to 31.5% compared to 27.6% for the nine months ended September 30, 2024. The increase in gross profit margin was mainly due to: (i) improvements in the Latina and Fishers facilities as the Group scales its multiyear investments, and (ii) a higher mix of high value solutions, driven primarily by high-value syringes, and to a lesser extent, EZ-fill® vials.

For the nine months ended September 30, 2025, gross profit margin for the Engineering segment decreased to 9.3% compared to 14.5% for the nine months ended September 30, 2024. The decrease in gross profit margin resulted from lower revenue and an unfavorable project mix. This was due to a higher level of complex legacy projects, mainly related to our Danish business, and a lower intake of new projects. The Group has made meaningful advancement on its business optimization plans, and the Group continues to see improving trends in its key performance operational metrics, such as site acceptance tests, but the financial performance remains below the Group's expectations due to the aforementioned factors.

Other operating income

Other operating income is a component of income which varies yearly depending on the specific contracts in place at the time and mainly includes (i) contributions received from customers and other business partners, in the context of collaboration agreements related to development projects, where both parties share in the risks and benefits, (ii) certain insurance refunds, (iii) government grants, and (iv) lease income. Based on the assessment performed, the Group does not consider these transactions to be part of the ordinary revenue generating activities.

Other operating income increased by EUR 1.2 million, or 34.0%, to EUR 4.8 million for the nine months ended September 30, 2025, compared to EUR 3.6 million for the nine months ended September 30, 2024.

Selling and Marketing expenses

Selling and marketing expenses increased by EUR 1.3 million, or 7.4%, to EUR 20.3 million for the nine months ended September 30, 2025 compared to EUR 19.0 million for the nine months ended September 30, 2024. The increase in selling and marketing expenses was mainly due to the increase in personnel expenses, including also some severance payments.

As a percentage of revenue, selling and marketing expenses was 2.4% for the nine months ended September 30, 2025 compared to 2.5% for the nine months ended September 30, 2024.

For the nine months ended September 30, 2025 selling and marketing expenses included EUR 0.5 million for restructuring and related charges, which contained the aforementioned severance payments.

Research and Development expenses

Research and development expenses decreased by EUR 6.5 million, or 24.8%, to EUR 19.6 million for the nine months ended September 30, 2025, compared to EUR 26.1 million for the nine months ended September 30, 2024. Research and development expenses include costs for research and development activities to support the innovation of our product range and components as well as amortization and depreciation for EUR 2.7 million for the nine months ended September 30, 2025 (EUR 2.7 million for the nine months ended September 30, 2024).

The decrease in research and development expenses is attributable to the lower personnel cost as the Group prioritized certain strategic activities to better align with its long-term objectives, which included right-sizing its R&D structure and selecting ongoing projects for a more focused portfolio. The decrease also reflects the progress made on projects in more advanced stages which are now generating less costs. Furthermore, for the nine months ended September 30, 2024 research and development expenses included EUR 1.3 million for restructuring and related charges, including severance payments, which did not repeat for the nine months ended September 30, 2025.

As a percentage of revenue, research and development expenses was 2.3% for the nine months ended September 30, 2025 compared to 3.4% for the nine months ended September 30, 2024.

General and Administrative expenses

General and administrative expenses increased by EUR 4.7 million, or 6.8%, to EUR 73.1 million for the nine months ended September 30, 2025, compared to EUR 68.4 million in the nine months ended September 30, 2024. These expenses mainly comprise corporate personnel costs, directors compensation, consultancy costs, rentals, as well as depreciation and amortization of EUR 6.2 million (compared to EUR 6.5 million for the nine months ended September 30, 2024). The increase in general and administrative expenses was mainly attributable to: (i) higher property taxes, particularly for our new facility in Fishers as construction progressed, (ii) increased personnel recruiting costs incurred to support business growth, and (iii) higher IT costs, primarily related to software licenses.

For the nine months ended September 30, 2025, general and administrative expenses included EUR 1.0 million of start-up costs principally related to the new facility in the U.S. and EUR 2.0 million for restructuring and related charges, including severance costs. For the nine months ended September 30, 2024, general and administrative expenses included EUR 0.4 million of start-up costs principally related to the new facility in Fishers, Indiana, and EUR 2.2 million for restructuring and related charges, which include the aforementioned severance payments.

As a percentage of revenue, general and administrative expenses were 8.7% for the nine months ended September 30, 2025, compared to 8.8% for the nine months ended September 30, 2024.

Operating Profit

Operating profit increased by EUR 34.4 million, or 36.5%, to EUR 128.7 million for the nine months ended September 30, 2025, compared to EUR 94.3 million for the nine months ended September 30, 2024. Operating profit margin for the nine months ended September 30, 2025, increased to 15.3% compared to 12.2% for the nine months ended September 30, 2024, mostly due to the increase of gross profit margin and to cost management initiatives.

For the nine months ended September 30, 2025, the operating profit margin for the Biopharmaceutical and Diagnostic Solution segment was 20.1%, compared to 15.2% for the nine months ended September 30, 2024. The increase in operating profit margin was primarily due to the increase in gross profit margin.

For the nine months ended September 30, 2025, Engineering operating profit margin was 1.2%, compared to 6.7% for the nine months ended September 30, 2024. The decrease in operating profit margin was mainly driven by the decrease in gross profit margin.

Net Finance expenses

Finance expenses, net of finance income, amounted to EUR 5.4 million net expense for the nine months ended September 30, 2025 compared to EUR 1.3 million net income for the nine months ended September 30, 2024. The change in net finance expense for the nine months ended September 30, 2025 was mainly due to: (i) the unfavorable exchange rate movements resulting from the devaluation of the U.S. Dollar against the Euro that occurred in the period, (ii) a decrease in interest income from bank deposits amounting to EUR 0.7 million for the nine months ended September 30, 2025, compared to EUR 1.6 million for the nine months ended September 30, 2024 and (iii) an increase in interest expense on loans and borrowings which amounted to EUR 4.2 million for the nine months ended September 30, 2025, compared to EUR 3.4 million for the nine months ended September 30, 2024.

Profit Before Tax

Profit before tax increased by EUR 27.7 million, or 29.0%, to EUR 123.3 million for the nine months ended September 30, 2025, compared to EUR 95.6 million for the nine months ended September 30, 2024.

Income taxes

Income taxes increased by EUR 4.9 million, or 18.7%, to EUR 31.1 million for the nine months ended September 30, 2025, compared to EUR 26.2 million for the nine months ended September 30, 2024. The effective tax rate for the nine months ended September 30, 2025, was 25.2% compared to 27.4% for the nine months ended September 30, 2024. The decrease in the effective tax rate is mainly attributable to our Italian legal entities. Despite the increase in Italian legal entities' profit before tax for the nine months ended September 30, 2025 compared to the same period in the previous year, the tax rate decreased following the introduction of a tax benefit called "IRES premiale" that provides for a reduction of corporate income tax notional rate from 24% to 20%, only for fiscal year 2025, if certain requirements are met (e.g., investments in new equipment and labor force increases). The Group calculated the corporate income taxes by using the reduced rate, given that we expect that Nuova Ompi S.r.l. will meet such requirements (the company's plan on the eligible capital expenditure for fiscal year 2025, some of which already in progress, covers the minimum investment amount required).

Net Profit

Net profit increased by EUR 22.9 million, or 32.9%, to EUR 92.3 million (or EUR 0.34 of Diluted EPS or EUR 0.36 of Adjusted Diluted EPS) for the nine months ended September 30, 2025, compared to EUR 69.4 million (or EUR 0.26 of Diluted EPS or EUR 0.29 of Adjusted Diluted EPS) for the nine months ended September 30, 2024.

For non-GAAP financial measures reconciliation refer to “Key Indicators of Performance and Financial Condition - Non-GAAP Measures - Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS”.

Liquidity and Capital Resources

We finance our operations mainly through cash generated by our operating activities, debt financing and equity financing. Our primary requirements for liquidity and capital are to finance capital expenditures, working capital (which is the difference of current assets and current liabilities—net of current financial assets, current financial liabilities, cash and cash equivalents), and general corporate purposes.

Our primary sources of liquidity include our cash and cash equivalents, short-term loan facilities, medium and long-term loans from a number of financial institutions and equity markets. At September 30, 2025, we had cash and cash equivalents of EUR 113.3 million (compared to EUR 98.3 million at December 31, 2024). Our cash and cash equivalents primarily consist of cash held in bank accounts and highly liquid investments, such as short-term deposits, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased.

We believe that our total available liquidity (defined as cash and cash equivalents, plus undrawn committed credit lines), in addition to funds generated from operating activities, and the potential access to additional capital through the equity markets or through additional loan or debt agreements, will enable us to satisfy the requirements of our investing activities and working capital needs for at least the next 12 months and ensure an appropriate level of operating and strategic flexibility.

Our total current liabilities were EUR 467.4 million at September 30, 2025 (compared to EUR 477.5 million at December 31, 2024), which primarily includes EUR 210.4 million trade payables, EUR 8.0 million contract liabilities, EUR 38.0 million advances from customers, EUR 80.5 million financial liabilities, EUR 43.1 million tax payables, EUR 4.7 million lease liabilities, EUR 4.9 million current provisions and EUR 77.8 million other liabilities mainly relating to payables to personnel and social security institutions, other tax payables, deferred income and prepayments, as well as allowance for future expected customer returns.

Financing activities

We employ a disciplined approach in managing our working capital and balance sheet to support our business and operations.

In February 2025, we entered into a loan agreement with Banca Monte dei Paschi di Siena totaling EUR 20.0 million to support our ongoing capital investments in growth platforms. The agreement has a five-year tenor, with three years of interest-only payments and two years of amortizing period, with quarterly repayment of the installments at a constant principal portion. The loan requires compliance with a covenant based on the net debt to consolidated EBITDA ratio which must not exceed 3.5 for the term of the loan. At September 30, 2025, the loan was fully drawn down.

In the second quarter of 2025, we secured EUR 200 million in financing from three of the Group’s banking partners. The first loan agreement, financed by Banco BPM and amounting to EUR 50.0 million, has a six-year tenor, with 18 months of interest-only payments and 54 months of amortizing period, with quarterly repayment of the installments at a constant principal portion. The loan requires compliance with a covenant based on the net debt to consolidated EBITDA ratio which must not exceed 3.5 for the term of the loan. At September 30, 2025, the loan was fully drawn down.

In June 2025, we secured two term loans, including one with Cassa Depositi e Prestiti ("CDP") for EUR 50.0 million and one with Banca BNP – BNL for EUR 100.0 million, to support the expansion of production capacity, primarily for the new facilities in Fishers, Indiana, and Latina, Italy. Both loans have a six-year tenor, with two years of interest-only payments and four years of amortizing period, with semi-annual repayment of the installments at a constant principal portion. These loans require compliance with a covenant based on the net debt to consolidated EBITDA ratio which must not exceed 3.5 for the term of the loans. The loan granted by BNL was partially drawn down for EUR 50.0 million in July, while the loan granted by CDP has not yet been drawn down.

Capital Expenditures

During the nine months ended September 30, 2025, capital expenditures amounted to EUR 193.7 million. Capital expenditure for growth and capacity expansion (defined as all investments related to existing capacity increase, i.e. new industrial lines, new buildings, warehouse/production unit expansion) was EUR 174.2 million, which included: (i) EUR 128.0 million for the new EZ-fill® production lines and related buildings expansion, principally in Fishers, Indiana (EUR 49.4 million), and in Latina, Italy (EUR 76.2 million); (ii) EUR 33.0 million for infrastructure and new machinery for high precision plastic injection molding and assembly for container in-vitro diagnostic solutions; and (iii) EUR 13.2 million for the completion of our drug containment solutions capacity expansion and molds.

At September 30, 2025 committed orders from our suppliers related to the Group's ongoing investments amounting to approximately EUR 105 million, net of the expected contribution from BARDA.

Capital expenditures for maintenance, increasing quality, improving our IT systems, improving efficiency of our production processes, improving safety and energy management of our plants and production sites amounted to EUR 14.9 million. Capital expenditures for research and development, including laboratory equipment, molds and other related equipment, amounted to EUR 4.6 million.

Cash Flow

The following table presents the summary consolidated cash flow information for the periods presented.

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2025	2024	EUR	2025	2024	EUR
Cash flows from operating activities	47.2	18.3	28.9	192.0	112.1	79.9
Cash flows used in investing activities	(48.2)	(47.6)	(0.6)	(178.6)	(219.2)	40.6
Cash flows from financing activities	19.4	29.4	(10.0)	4.9	116.9	(112.0)
Net change in cash and cash equivalents	18.4	0.1	18.3	18.3	9.9	8.4

Cash generated from operating activities

For the three months ended September 30, 2025, net cash generated from operating activities was EUR 47.2 million, compared to EUR 18.3 million net cash generated from operating activities for the three months ended September 30, 2024.

For the three months ended September 30, 2025, the net cash generated from operating activities was primarily the result of (i) profit before taxes of EUR 49.1 million adjusted for EUR 21.8 million of expense related to the depreciation and amortization and EUR 2.7 million of change in provisions, (ii) EUR 1.4 million of net finance expense, and (iii) EUR 5.7 million net other non-cash expenses. These cash inflows were partially offset by (i) EUR 10.3 million cash absorbed from the change in inventories and contract assets, (ii) EUR 6.3 million change in trade payables, contract liabilities, advances and other liabilities, (iii) EUR 3.0 million cash absorbed from the change in trade receivables and other assets, (iii) EUR 1.4 million interests paid and (iv) EUR 12.6 million in income tax paid.

For the nine months ended September 30, 2025, net cash generated from operating activities was EUR 192.0 million, compared to EUR 112.1 million net cash generated from operating activities for the nine months ended September 30, 2024.

For the nine months ended September 30, 2025, the net cash generated from operating activities was primarily the result of: (i) profit before taxes of EUR 123.3 million adjusted for EUR 64.0 million of expense related to the depreciation and amortization and EUR 4.3 million of net finance expense, (ii) EUR 4.5 million from the change in provisions, (iii) EUR 49.4 million cash generated from the change in trade receivables and other assets, as a result of good collection of trade receivables, (iv) EUR 8.4 million net other non-cash expenses, (v) EUR 10.0 million change in trade payables, contract liabilities, advances and other liabilities, and (vi) EUR 1.2 million of interest received. These cash inflows were partially offset by (i) EUR 51.9 million cash absorbed from the change in inventories and contract assets, (ii) EUR 0.3 million change in employee benefits, (iii) EUR 4.9 million in interest paid, and (iv) EUR 15.9 million in income tax paid.

Cash used in investing activities

Net cash used in investing activities was EUR 48.2 million for the three months ended September 30, 2025 (compared to EUR 47.6 million cash used in investing activities for the three months ended September 30, 2024).

For the three months ended September 30, 2025 net cash used in purchasing property, plant and equipment as well as intangible assets amounted to EUR 48.4 million. These cash outflows were partially offset by EUR 0.2 million proceeds from the sale of property, plant and equipment.

Net cash used in investing activities was EUR 178.6 million for the nine months ended September 30, 2025 (compared to EUR 219.2 million cash used in investing activities for the nine months ended September 30, 2024), as we continued to invest in our strategic global expansion.

For the nine months ended September 30, 2025 net cash used in purchasing property, plant and equipment as well as intangible assets amounted to EUR 180.4 million while the proceeds from the sale of property, plant and equipment amounted to EUR 1.6 million.

Cash generated from financing activities

Net cash flows generated from financing activities was EUR 19.4 million for the three months ended September 30, 2025 (compared to EUR 29.4 million generated from financing activities for the three months ended September 30, 2024).

For the three months ended September 30, 2025, proceeds from borrowings generated EUR 50.0 million cash which was partially offset by (i) EUR 14.7 million dividends payment, (ii) EUR 14.1 million repayment of borrowings and (iii) EUR 1.7 million for the payment of the principal portion of lease liabilities.

Net cash flows generated from financing activities was EUR 4.9 million for the nine months ended September 30, 2025 (compared to EUR 116.9 million generated from financing activities for the nine months ended September 30, 2024).

For the nine months ended September 30, 2025, proceeds from borrowings generated EUR 120.0 million cash which was partially offset by (i) EUR 95.8 million repayment of borrowings, (ii) EUR 14.7 million dividends payment, and (ii) EUR 4.6 million for the payment of the principal portion of lease liabilities.

Net change in cash and cash equivalents

The net change in cash and cash equivalents was positive for EUR 18.4 million for the three months ended September 30, 2025, compared to positive EUR 0.1 million for the three months ended September 30, 2024.

The net change in cash and cash equivalents was positive for EUR 4.9 million for the nine months ended September 30, 2025, compared to positive EUR 9.9 million for the nine months ended September 30, 2024.

Key Indicators of Performance and Financial Condition

Non-GAAP Financial Measures

We monitor and evaluate our operating and financial performance using several non-GAAP financial measures, including: Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, CAPEX, Free Cash Flow, Net (Debt)/Cash and Capital Employed. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Constant Currency Revenue

Constant Currency Revenue is defined as revenue excluding the impact of fluctuations in currency exchange rates occurring when the financial results of foreign subsidiaries are converted into the Group's primary currency (i.e., Euro). Constant Currency Revenue is presented to aid management in their analysis of the performance of the Group and to assist in the comparison of our performance with the prior periods. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation. The following tables set forth the calculation of Constant Currency Revenue for the three and the nine months ended September 30, 2025 and provide a reconciliation to the most comparable IFRS measure, Revenue.

	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
For the three months ended September 30, 2025	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Revenue	147.9	118.8	266.7	36.4	303.2
Effect of changes in currency translation rates	3.2	2.2	5.4	—	5.4
Constant Currency Revenue	151.2	121.0	272.2	36.4	308.6

	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
Change in revenues at constant currency	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Constant Currency Revenue for the three months ended September 30, 2025	151.2	121.0	272.2	36.4	308.6
Revenue for the three months ended September 30, 2024	100.4	132.6	233.0	44.8	277.9
Change in revenue at constant currency	50.7	(11.6)	39.1	(8.4)	30.7
% Change in revenue at constant currency	50.5%	(8.7)%	16.8%	(18.8)%	11.1%

	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
For the nine months ended September 30, 2025	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Reported revenue	375.0	356.1	731.1	108.7	839.8
Effect of changes in currency translation rates	4.0	5.7	9.7	—	9.7
Constant Currency Revenue	379.0	361.8	740.8	108.7	849.5

	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
Change in revenue at constant currency	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Constant Currency Revenue for the nine months ended September 30, 2025	379.0	361.8	740.8	108.7	849.5
Revenue for the nine months ended September 30, 2024	291.7	362.6	654.3	119.1	773.4
Change in revenue at constant currency	87.3	(0.7)	86.5	(10.4)	76.1
% Change in revenue at constant currency	29.9%	(0.2)%	13.2%	(8.7)%	9.8%

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is defined as net profit before income taxes, finance income, finance expense, depreciation and amortization and impairment of PPE. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs that are unrelated to the underlying performance of the business, and that management considers not reflective of ongoing operational activities of the Company. EBITDA is presented to aid management in their analysis of the performance of the Group and to assist in the comparison of our performance with that of our competitors. Adjusted EBITDA is provided in order to present how the underlying business has performed excluding the impact of certain infrequently occurring items, which may alter the underlying performance and impair comparability of results between periods.

The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2025, and 2024, and provides a reconciliation of these non-GAAP measures to the most comparable IFRS measure, Net Profit. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2025	2024		2025	2024	%
Net Profit	36.1	30.0	20.1%	92.3	69.4	32.9%
Income taxes	13.1	10.8	21.3%	31.1	26.2	18.7%
Finance income	(0.5)	(2.1)	(78.2)%	(13.9)	(8.2)	69.9%
Finance expense	4.1	2.4	71.1%	19.3	6.8	182.0%
Operating Profit	52.7	41.0	28.5%	128.7	94.3	36.5%
Depreciation and amortization and impairment of PPE	21.8	18.4	18.1%	64.0	60.9	5.0%
EBITDA	74.5	59.5	25.3%	192.7	155.2	24.1%
Adjusting items	3.3	4.2	(20.3)%	7.6	13.0	(41.9)%
Adjusted EBITDA	77.8	63.7	22.3%	200.3	168.3	19.0%

Revenue	303.2	277.9		839.8	773.4
Net Profit Margin (Net Profit/ Revenue)	11.9%	10.8%		11.0%	9.0%
Adjusted EBITDA Margin (Adjusted EBITDA/ Revenue)	25.7%	22.9%		23.8%	21.8%

Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS

Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS represent respectively Operating Profit, Income Taxes, Net Profit and Diluted EPS as adjusted for certain income and costs expected to occur infrequently, and that management considers not reflective of ongoing operational activities. Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS are provided in order to present how the underlying business has performed excluding the impact of the adjusting items, which may alter the underlying performance and impair comparability of results between the periods.

The following tables set forth the reconciliation of EBITDA, Operating Profit, Income Taxes, Net Profit, Diluted EPS with Adjusted EBITDA, Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS for the three and nine months ended September 30, 2025, and 2024.

	(Amounts in EUR million, except as indicated otherwise)
For the three months ended September 30, 2025	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR cents)
Reported	74.5	52.7	13.1	36.1	0.13
Adjusting items:
Start-up costs new plants (1)	2.4	2.4	0.7	1.8	0.01
Restructuring and related charges (2)	0.9	0.9	0.2	0.7	0.00
Adjusted	77.8	56.1	14.0	38.5	0.14

	(Amounts in EUR million, except as indicated otherwise)
For the three months ended September 30, 2024	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR cents)
Reported	59.5	41.0	10.8	30.0	0.11
Adjusting items:
Start-up costs new plants (1)	3.5	3.5	1.0	2.6	0.01
Restructuring and related charges (2)	0.5	0.5	0.1	0.4	0.00
Other severance costs (3)	0.2	0.2	0.1	0.2	0.00
Adjusted	63.7	45.2	11.9	33.1	0.12

	(Amounts in EUR million, except as indicated otherwise)
For the nine months ended September 30, 2025	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR cents)
Reported	192.7	128.7	31.1	92.3	0.34
Adjusting items:
Start-up costs new plants (1)	4.5	4.5	1.2	3.3	0.01
Restructuring and related charges (2)	3.1	3.1	0.8	2.3	0.01
Adjusted	200.3	136.3	33.0	97.9	0.36

	(Amounts in EUR million, except as indicated otherwise)
For the nine months ended September 30, 2024	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR cents)
Reported	155.2	94.3	26.2	69.4	0.26
Adjusting items:
Start-up costs new plants (1)	9.2	9.2	2.5	6.7	0.02
Restructuring and related charges (2)	3.6	3.6	0.9	2.7	0.01
Other severance costs (3)	0.2	0.2	0.1	0.2	0.00
Adjusted	168.3	107.3	29.6	79.1	0.29

(1)
During the three and the nine months ended September 30, 2025, and the Group recorded EUR 2.4 million and EUR 4.5 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs for training and travel of personnel who are in the learning and development phase and not active in the manufacturing of products. During the three and the nine months ended September 30, 2024, the Group recorded EUR 3.5 million and EUR 9.2 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy.
(2)
During the three and the nine months ended September 30, 2025, the Group recorded EUR 0.9 million and EUR 3.1 million, respectively, of restructuring and related charges among cost of sales, selling and marketing, and general and administrative expenses. These are mainly employee costs related to the reorganization of some business functions. During the three and the nine months ended September 30, 2024, the Group recorded EUR 0.5 million and EUR 3.6 million, respectively, of restructuring and related charges among general and administrative expenses and research and development expenses.
(3)
During the three and the nine months ended September 30, 2024, the Group recorded EUR 0.2 million related to personnel expenses, including other severance costs.
(4)
The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.

The following table sets forth the calculation of Adjusted Operating Profit Margin and provides a reconciliation of these non-GAAP measures to the most comparable IFRS measure, Operating Profit Margin. Adjusted Operating Profit margin is calculated by dividing Adjusted Operating Profit for a period by total revenue for the same period.

	(Amounts in EUR millions, except as indicated otherwise)
	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Revenue	303.2	277.9	839.8	773.4
Operating Profit Margin (Operating Profit/ Revenue)	17.4%	14.8%	15.3%	12.2%
Adjusted Operating Profit Margin (Adjusted Operating Profit/ Revenue)	18.5%	16.3%	16.2%	13.9%

CAPEX

Capital Expenditure, or CAPEX, is the sum of investment amounts in property, plant and equipment and intangible assets during the period (excluding right-of-use assets recognized during the period in accordance with IFRS 16 Leases). These investment activities consist of acquisitions of property, plant and equipment and intangible assets, excluding the grants which may take the form of a transfer of a non-monetary asset (such as land).

The following table sets forth the CAPEX for the three and the nine months ended September 30, 2025 and 2024:

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2025	2024	EUR	2025	2024	EUR
Addition to Property, plant and equipment	52.9	55.6	(2.7)	187.7	197.9	(10.2)
Addition to Intangible Assets	2.0	3.2	(1.2)	6.0	8.7	(2.7)
CAPEX	54.9	58.8	(3.9)	193.7	206.6	(12.9)

See Note 17 “Intangible Assets” and Note 18 “Property, plant and equipment” to the Unaudited Interim Condensed Consolidated Financial Statements for additional details.

For further information on Capital Expenditure see “Liquidity and Capital Resources - Capital Expenditure” above.

Free Cash Flow

Free Cash Flow is defined as cash flows from operating activities excluding interests paid and received, less investments in property, plant and equipment and intangible assets on a paid-out cash basis.

The following table sets forth the calculation of Free Cash Flow for the three and nine months ended September 30, 2025, and 2024:

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2025	2024	EUR	2025	2024	EUR
Net cash flow from operating activities	47.2	18.3	28.9	192.0	112.1	79.9
Interest paid	1.4	1.5	(0.1)	4.9	3.8	1.1
Interest received	(0.2)	(0.5)	0.3	(1.2)	(1.7)	0.5
Purchase of property, plant and equipment	(46.4)	(44.6)	(1.8)	(174.4)	(213.7)	39.3
Proceeds from sale of property plant and equipment	0.2	0.1	0.1	1.6	3.1	(1.5)
Purchase of intangible assets	(2.0)	(3.2)	1.2	(6.0)	(8.7)	2.7
Free Cash Flow	0.3	(28.4)	28.7	16.9	(105.0)	121.9

For further information on cash flow see “Liquidity and Capital Resources” and “Cash Flow” above.

Net (Debt)/ Cash

The following table sets forth the calculation of Net (Debt)/ Cash, which is a metric used by management to analyze the financial stability of our business. Net (Debt)/ Cash is calculated as the sum of current and non-current financial liabilities, less the sum of the other current financial assets other than financial receivables for our rent-to-buy agreement regarding our facility in Zhangjiagang, China, other non-current financial assets - Fair value of derivatives financial instruments and cash and cash equivalents.

	(Amounts in EUR million, except as indicated otherwise)
	At September 30,	At December 31,
	2025	2024
Non-current financial liabilities	(368.1)	(317.7)
Current financial liabilities	(85.3)	(116.9)
Other non-current financial assets - Fair value of derivatives financial instruments	0.2	—
Other current financial assets other than financial receivables for rent to buy agreement	6.8	1.3
Cash and cash equivalents	113.3	98.3
Net (Debt)/ Cash	(333.0)	(335.0)

Capital Employed

The following table sets forth the reclassified consolidated statements of financial position which is presented to aid management in their analysis of the Capital Employed to generate profits. Capital Employed is determined as the sum of non-current assets (excluding the fair value of derivatives financial instruments) and net working capital, less the sum of provisions and non-current liabilities (excluding non-current advances from customers). Net working capital is the difference between current assets and current liabilities, excluding current financial assets other than financial receivables for our rent-to-buy agreement regarding our facility in Zhangjiagang, China, current financial liabilities and cash and cash equivalents, plus non-current advances from customers.

	(Amounts in EUR million, except as indicated otherwise)
	At September 30,	At December 31,
	2025	2024
- Goodwill and Intangible assets	83.5	83.6
- Right of use assets	12.9	15.7
- Property, plant and equipment	1,317.3	1,248.4
- Financial assets - investments FVTPL	0.1	0.2
- Other non-current financial assets	13.2	5.4
- Deferred tax assets	102.4	95.3
Non-current assets excluding FV of derivative financial instruments	1,529.4	1,448.7

- Inventories	274.7	245.2
- Contract assets	182.7	168.5
- Trade receivables	266.8	296.0
- Trade payables	(210.4)	(231.0)
- Advances from customers	(38.0)	(16.6)
- Non-current advances from customers	(63.2)	(44.0)
- Contract liabilities	(8.0)	(16.5)
Trade working capital	404.6	401.6

- Tax receivables and Other receivables	39.2	70.6
- Current financial receivables - rent to buy agreement	0.9	—
- Non-current assets held for sale	—	0.2
- Tax payables and Other current liabilities	(120.9)	(92.2)
- Current provisions	(4.9)	(4.1)
Net working capital	318.9	376.1

- Deferred tax liabilities	(13.3)	(12.6)
- Employees benefits	(6.7)	(7.2)
- Non-current provisions	(2.9)	(2.8)
- Other non-current liabilities	(55.2)	(62.7)
Total non-current liabilities and provisions	(78.0)	(85.3)

Capital Employed	1,770.3	1,739.4

Net (Debt)/ Cash	(333.0)	(335.0)

Total Equity	(1,437.3)	(1,404.4)

Total Equity and Net (Debt)/ Cash	(1,770.3)	(1,739.4)

Quantitative and Qualitative Disclosures About Market Risk

The Group is exposed to the following financial risks connected with its operations:

•
financial market risk, mainly relating to foreign currency exchange rates and interest rates;
•
liquidity risk, mainly relating to difficulties in meeting the obligations associated with financial liabilities that are settled by cash or another financial asset; particularly with respect to the availability of funds and the possibility to access the credit market, should the Group require it, and to financial instruments in general;
•
credit risk, arising both from its normal commercial relations with customers, and its financing activities;
•
commodity risk, arising from the fluctuation in commodities prices, driven by external market factors, especially for natural gas and electricity. Such fluctuations in commodities prices can cause significant business challenges that can, in turn, affect production costs, product pricing, company margins and cash flows, value of assets and liabilities.

These risks could significantly affect our financial position, results of operations and cash flows, and for this reason we identify and monitor them, in order to detect potential negative effects in advance and take the necessary action to mitigate them, primarily through our operating and financing activities and if required, through the use of derivative financial instruments.

The following section provides qualitative and quantitative disclosures regarding the effect that these risks may have upon us. The quantitative data reported in the following section does not have any predictive value.

Financial market risks

Due to the nature of our business, we are exposed to a variety of market risks, including foreign currency exchange rate risk, interest rate risk and commodity risk.

Our exposure to foreign currency exchange rate risk arises from our global footprint (both in terms of production and commercialization), as in some cases we sell our products in the currencies of the destination markets, which may differ from the currency of the countries in which we operate. Also, it can be difficult to move production between plants in different countries where we operate, due to regulatory and validation requirements, which can further impact foreign currency exchange rate risk.

Our exposure to interest rate risk arises from the need to fund certain activities and the possibility to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing our net profit/ (loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

These risks could significantly affect our performance and are therefore identified and monitored, in order to detect potential negative effects in advance and take the necessary actions to mitigate them.

We have in place various risk management policies, which primarily relate to foreign exchange, interest rate and commodity risks.

In particular, to manage foreign exchange rate risk, we have adopted a hedging policy, approved by the Board of Directors of Stevanato Group S.p.A. Hedging activities are mainly executed at corporate level, based on the information provided by the reporting system and utilizing instruments and policies conforming to IFRS. Hedging is undertaken to ensure protection in case an entity has transactions in currencies other than the one in which it primarily does business, taking into account also budgeted future revenue/ costs. Despite hedging operations, sudden movements in exchange rates or erroneous estimates may result in a negative impact, although limited, on our results.

Information on foreign currency exchange rate risk

We are exposed to risk resulting from fluctuations in foreign currency exchange rates, which can affect our earnings and equity. In particular:

•
Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company.

•
The main foreign currency to which we are exposed is the U.S. Dollar for sales in the United States and other markets where the U.S. Dollar is the reference currency, against the Euro, Mexican Peso and Renminbi. Other significant exposures include the exchange rate between the Euro and the following currencies: Japanese Yen and Danish Krone. It is our policy to use derivative financial instruments (primarily forward currency contracts, currency swaps, currency options and collar options) to hedge against exposures.
•
Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, China, Japan, Mexico, Denmark, and Brazil. As our reporting currency is the Euro, the income statements of those companies are translated into Euros using the average exchange rate for the period and, even if revenues and margins are unchanged in local currency, changes in exchange rates can impact the amount of revenues, costs and profit as restated in Euro. Similarly, intercompany financing may lead to a foreign exchange rate impact due to different functional currencies.
•
The amount of assets and liabilities of consolidated companies that report in a currency other than the Euro may vary from period to period as a result of changes in exchange rates. The effects of these changes are recognized directly in equity as a component of other comprehensive income/ (loss) under gains/ (losses) from currency translation differences.

We monitor our main exposures with regard to translation exchange risk. While fluctuations in the exchange rates of a number of currencies against the consolidation currency may impact the consolidated financial statement values, there was no specific hedging in this respect at September 30, 2025.

Exchange differences arising from the settlement of monetary items are recognized in the consolidated income statement within the net financial income/ (expenses) line item.

The impact of foreign currency exchange rate differences recorded within financial income/ (expenses) for the three and nine months ended September 30, 2025, except for those arising from financial instruments measured at fair value, amounted to a net loss of EUR 0.5 million and EUR 14.0 million respectively (compared to EUR 0.2 million net loss for the three months ended September 30, 2024 and EUR 4.0 million net gain for the nine months ended September 30, 2024).

There have been no substantial changes in the third quarter of 2025 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

We actively hedge against economic-transactional risk; more specifically, forward, swap contracts, and collar options are used to manage the exposures. Such instruments are designated as cash flow hedges only in part and contracts are entered for a period consistent with the underlying transactions, generally ranging from three to twelve months.

The following table presents an analysis of sensitivity to a change in exchange rates for the main currencies the Group is exposed to. With all other variables held constant, the Group’s marginality is affected as follows:

Exchange rate sensitivity
	Increase/decrease in percentage points		Effect on operating profit
	(Amounts in EUR millions)
Euro	1%	(1)%	(1.0)	1.0
US dollar	3%	(3)%	(2.8)	3.0
	5%	(5)%	(4.6)	5.1

Euro	1%	(1)%	0.2	(0.2)
Mexican Pesos	3%	(3)%	0.6	(0.6)
	5%	(5)%	0.9	(1.0)

Euro	1%	(1)%	(0.1)	0.1
China Renmimbi	3%	(3)%	(0.2)	0.2
	5%	(5)%	(0.4)	0.4

Information on interest rate risk

Interest rate risk stems from variable rate loans, for which sudden or significant interest rate fluctuations may have a negative impact on economic results. The monitoring of this risk is carried out at the corporate level and utilizes similar structures as those employed for the management of currency risks. We have hedges in place against interest rate risk, covering EUR 225.2 million out of a total of EUR 385.6 million variable rate loans at September 30, 2025.

The following table presents an analysis of sensitivity to a change in interest rates on the portion of loans and borrowings affected. With all other variables held constant, the Group’s marginality is affected as follows:

Interest rate sensitivity
	Increase/decrease in interest rate		Effect on profit before tax
	(Amounts in EUR millions)
	+20 BP	-20 BP	(0.1)	0.1
	+50 BP	-50 BP	(0.2)	0.2
	+100 BP	-100 BP	(0.5)	0.5

Our most significant floating rate financial assets at September 30, 2025 are cash and cash equivalents.

While the risk arising from net investments in foreign subsidiaries is monitored, no active hedging is currently in place.

Liquidity risk

Liquidity risk arises if we are unable to obtain the funds needed to carry out our operations under economic conditions. The main determinant of our liquidity position is the cash generated from or used in operating and investing activities.

From an operating point of view, we manage liquidity risk by monitoring cash flows and keeping an adequate level of funds at our disposal. The main funding operations and investments in cash and marketable securities of the Group are centrally managed and supervised by the treasury department with the aim of ensuring effective and efficient management of our liquidity. We undertake medium and long-term loans to fund medium and long-term operations. We undertake a series of activities centrally supervised with the purpose of optimizing the management of funds and reducing liquidity risk, such as:

•
centralizing liquidity management;
•
centralizing cash through cash pooling techniques;
•
maintaining a conservative level of available liquidity;
•
diversifying sources of funding of medium and long-term financing;
•
obtaining adequate credit lines;
•
monitoring future liquidity requirements on the basis of budget forecast and cash flow planning; and
•
monitoring covenants on indebtedness.

Intercompany financing is conducted at arm’s length terms and normally involves the holding company. These measures currently sufficiently guarantee, under normal conditions and in the absence of extraordinary events, the degree of flexibility required by movements of working capital, investing activities and cash flows in general.

We believe that our total available liquidity (defined as cash and cash equivalents, plus undrawn committed credit lines), in addition to funds generated from operating activities, and the potential access to additional capital through the equity markets or through our existing relationships with banks, will enable us to satisfy the requirements of our investing activities and working capital needs for at least the next 12 months and ensure an appropriate level of operating and strategic flexibility. However, there can be no assurance that we will be able to obtain additional capital, or at acceptable costs.

Credit risk

Credit risk is the risk of economic loss arising from the failure to collect a receivable. Credit risk encompasses the direct risk of default and the risk of a deterioration of the creditworthiness of the counterparty. The maximum credit risk to which we are theoretically exposed is represented by the carrying amounts of the financial assets stated in the consolidated statement of financial position.

If customers fail to meet payment deadlines, our financial position may deteriorate. Socio-political events (or country risks) and the general economic performance of individual countries or geographical regions may also impact our financial position. Our credit risk is mitigated by our consolidated commercial relations with well capitalized multinational pharmaceutical and biologics companies and our guidelines created for the selection and evaluation of the client portfolio, which may require, where possible and appropriate, further guarantees from customers. At September 30, 2025, our days sales outstanding decreased by 6 day to 69 days, compared to 75 days at December 31, 2024.

Trade receivables at September 30, 2025 amounted to EUR 266.8 million (compared to EUR 296.0 million at December 31, 2024), net of the allowance for doubtful accounts amounting to EUR 6.6 million (compared to EUR 6.7 million at December 31, 2024).

Commodity risk

As the Group consumes large amounts of natural gas and electricity for its operating activities, it entered into commodity swap contracts for certain utilities to mitigate commodity risk and the increased volatility in natural gas and electricity prices.

These commodity swap contracts are expected to reduce the volatility attributable to price fluctuations of natural gas and electricity for which floating-price contracts are in place. Hedging the price volatility of our expected natural gas and electricity consumption is in line with the risk management strategy outlined by the Board of Directors. Hedging contracts are referred to the same index to which the supplying contract is based (i.e. PSV Baseload and PUN Baseload).

Controls and Procedures

The Company maintains disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the "Commission") and that such information is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Exchange Act. As such, the Company is not required to file quarterly reports with the Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Commission under cover of Form 6-K on a voluntary basis.

As disclosed in Part II, "Item 15. Controls and Procedures" of its Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Commission on March 6, 2025 (“2024 Annual Report”), during their evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the 2024 Annual Report, the Company's Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2024 due to the material weaknesses reported in the 2024 Annual Report.

The Company is committed to establishing and maintaining a strong internal control environment and is implementing measures designed to ensure that control deficiencies contributing to the material weaknesses are remediated on a timely basis. The Company has made progress towards remediation and continues to implement its remediation plan for the previously reported material weaknesses, which includes steps to: (i) enhance business process controls and in particular period-end financial reporting procedures; (ii) reinforce internal control awareness across the organization focusing on documentation of control activities and reliability of system-generate reports; (iii) strengthen segregation of duties both from an IT and organizational perspective; and (iv) enhance general IT controls in particular with regard to program change management and review and update of access rights.

The remediation activities described above are well underway and will continue throughout the remainder of the current year to ensure such deficiencies will be effectively remediated.

While the foregoing measures are intended to effectively remediate the identified material weaknesses, it is possible that additional remediation steps will be necessary. As the Company continues to evaluate and implement its plan to remediate its material weaknesses in its internal control over financial reporting, management may decide to take additional measures to address the material weaknesses or modify the remediation steps described above. Until these material weaknesses are remediated, the Company plans to continue to perform additional analyses and other procedures to help ensure that its interim condensed consolidated financial statements are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Changes in Internal Control Over Financial Reporting

Other than the changes related to the Company's remediation efforts described above, there were no changes in internal control over financial reporting during the nine months ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

Legal Proceedings

The Company is from time to time subject to various litigation and administrative and other legal proceedings, including potential regulatory actions, incidental or related to our business, including commercial contract and other claims that might give rise to liability, among others (collectively “Legal Proceedings”).

Management believes that the outcome of the current Legal Proceedings will not have a material effect upon our business, financial condition, results of operations, cash flows, as well as the trading price of our securities. However, management will monitor ongoing Legal Proceedings and would evaluate the needs for additional disclosure in light of the discovery of additional facts with respect to Legal Proceedings pending against the Company, not presently known to us, or determinations by judges, arbitrators, juries or other finders of fact or deciders of law which are not in accord with management’s evaluation of the probable liability or outcome of such Legal Proceedings. From time to time, the Company is in discussions with regulators, including discussions initiated by the Company, about actual or potential violations of law in order to remediate or mitigate associated legal or compliance risks. As the outcomes of such proceedings are unpredictable, the results of any such proceedings may materially affect the Company’s reputation, business, financial condition, results of operations, cash flows or the trading price of its securities.

Risk Factors

There have been no material changes from the risk factors described in the Company's Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission on March 6, 2025.

Unregistered Sales of Equity Securities and Use of Proceeds

None.

Defaults Upon Senior Securities

None.

Other Information

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stevanato Group S.p.A.

Date: November 6, 2025	By:	/s/ Franco Stevanato
	Name:	Franco Stevanato
	Title:	Chief Executive Officer